United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2011

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements - June 30, 2011

BR GAAP/IFRS

Filed at CVM, SEC and HKEx on 28/07/2011

Gerência Geral de Controladoria - GECOL

Vale S.A.

INDEX TO THE INTERIM FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	1

Balance Sheet as of June 30, 2011 and December 31, 2010 for the consolidated and Parent Company	2

Consolidated Statement of Income for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	4

Parent Company Statement of Income for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	5

Consolidated Statement of Comprehensive Income for the six-months period ended June 30, 2011 and June 30, 2010	6

Parent Company Statement of Comprehensive Income for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	6

Statement of Changes in Stockholders’ Equity for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010 for the Consolidated and Parent Company	7

Consolidated Statement of Cash Flow for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	8

Parent Company Statement of Cash Flow for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	9

Consolidated Statement of Added Value for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	10

Parent Company Statement of Added Value for the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, and for the six-months period ended June 30, 2011 and June 30, 2010	11

Notes to the Interim Financial Statements	12

i

Vale S.A.

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. (the “Company”), comprising the balance sheet at June 30, 2011 and the statements of income, comprehensive income, changes in equity and cash flows, for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent
company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the interim financial information.

Vale S.A.

Conclusion on the consolidated
interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the interim financial information.

Other matters
Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the six-month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.

Rio de Janeiro, July 28, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0 “S” RJ

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

(A free translation from the original in Portuguese)

Balance Sheet

In thousands of reais

	Consolidated			Parent Company
	Notes	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	7	21.323.361	13.468.958	7.030.794	4.823.377
Short-term investments	8	—	2.987.497	—	—
Derivatives at fair value	23	1.238.164	87.270	764.225	36.701
Financial assets available for sale		12.615	20.897	—	—
Accounts receivable	9	13.187.139	13.962.306	18.866.324	18.378.124
Related parties	27	163.273	90.166	2.560.969	1.123.183
Inventories	10	8.762.907	7.592.024	2.748.444	2.316.971
Recoverable taxes	12	3.524.296	2.869.340	2.083.833	1.960.606
Advances to suppliers		798.240	410.426	194.356	273.414
Others		1.271.595	903.916	35.149	178.655
		50.281.590	42.392.800	34.284.094	29.091.031

Assets held for sale		336.166	11.875.931	—	—
		50.617.756	54.268.731	34.284.094	29.091.031
Non-current assets

Related parties	27	24.718	8.032	505.867	1.936.328
Loans and financing agreements to receive		476.590	274.464	155.540	163.775
Prepaid expenses		398.193	254.366	16.643	—
Judicial deposits	17	3.133.280	3.062.337	2.357.246	2.312.465
Deferred income tax and social contribution	18	1.781.353	2.439.984	1.135.139	1.788.980
Recoverable taxes	12	849.694	612.384	183.773	124.834
Derivatives at fair value	23	296.287	501.722	170.082	284.127
Reinvestment tax incentive		540.240	239.269	540.240	239.269
Accounts receivable on realized assets held for sale		542.134	—	—	—
Others		671.867	695.638	263.930	283.180
		8.714.356	8.088.196	5.328.460	7.132.958

Investments	13	9.772.688	3.944.565	97.241.850	92.111.361
Intangible assets	14	18.537.642	18.273.788	13.438.489	13.563.108
Property, plant and equipment, net	15	134.593.158	130.086.834	48.419.156	44.461.771

		171.617.844	160.393.383	164.427.955	157.269.198
Total assets		222.235.600	214.662.114	198.712.049	186.360.229

(A free translation from the original in Portuguese)

Balance Sheet

In thousands of reais, except number of shares

(Continued)

	Consolidated			Parent Company
	Notes	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
		(unaudited)		(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers and contractors		7.142.336	5.803.709	3.472.607	2.863.317
Payroll and related charges		1.654.361	1.965.833	1.016.858	1.270.360
Derivatives at fair value	23	99.426	92.182	72.589	—
Current portion of long-term debt	16	3.310.615	4.866.399	530.165	616.153
Short-term debt	16	825.862	1.144.470	—	—
Related parties	27	14.120	24.251	3.953.362	5.325.746
Taxes payable and royalties		170.694	441.609	74.007	203.723
Provision for income taxes		6.725.178	1.309.630	6.005.468	413.985
Employee postretirement benefits obligations		321.025	311.093	194.532	175.564
Provision for asset retirement obligations	17	85.569	128.281	22.130	44.427
Dividends and interest on capital		3.286.055	8.104.037	3.286.055	8.104.037
Others		1.883.682	1.852.688	823.772	705.227
		25.518.923	26.044.182	19.451.545	19.722.539

Liabilities direclty associated with assets held for sale		132.095	5.339.989	—	—
		25.651.018	31.384.171	19.451.545	19.722.539
Non-current liabilities
Derivatives at fair value	23	16.453	102.680	5.871	—
Long-term debt	16	36.869.133	37.779.484	16.116.725	15.907.762
Related parties	27	19.052	3.362	25.221.084	27.597.237
Employee postretirement benefits obligations		2.532.298	3.224.893	402.842	503.639
Provisions for contingencies	17	3.681.452	3.712.341	2.188.170	2.107.773
Deferred income tax and social contribution	18	9.556.980	12.947.141	—	3.574.271
Provision for asset retirement obligations	17	2.398.198	2.463.154	815.412	760.838
Stockholders’ Debentures		2.213.122	2.139.923	2.213.122	2.139.923
Redeemable non-controlling interest		902.316	1.186.334	—	—
Others		3.845.598	3.391.768	1.854.701	1.928.244
		62.034.602	66.951.080	48.817.927	54.519.687
Stockholders’ equity	22
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued		29.475.211	19.650.141	29.475.211	19.650.141
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued		45.524.789	30.349.859	45.524.789	30.349.859
Mandatorily convertible notes - common shares		431.596	445.095	431.596	445.095
Mandatorily convertible notes - preferred shares		960.701	996.481	960.701	996.481
Treasury stock - 99,649,562 (2010 - 99,646,571) preferred and 47,375,394 (2010 - 47,375,394) common shares		(4.826.127)	(4.826.127)	(4.826.127)	(4.826.127)
Results form operations with non-controlling stockholders		685.035	685.035	685.035	685.035
Results in the translation/issuance of shares		—	1.867.210	—	1.867.210
Valuation adjustment		212.418	(25.383)	212.418	(25.383)
Cumulative translation adjustments		(12.942.515)	(9.512.225)	(12.942.515)	(9.512.225)
Retained earnings		70.921.469	72.487.917	70.921.469	72.487.917
Total company stockholders’ equity		130.442.577	112.118.003	130.442.577	112.118.003
Non-controlling interests		4.107.403	4.208.860	—
Total stockholders’ equity		134.549.980	116.326.863	130.442.577	112.118.003
Total liabilities and stockholders’ equity		222.235.600	214.662.114	198.712.049	186.360.229

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Consolidated
(unaudited)	In thousands of reais, except as otherwise stated

		Period three-month			Period Six-month
	Notes	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net operating revenue		25.063.251	22.985.283	18.470.115	48.048.534	31.053.437
Cost of goods solds and services rendered	25	(9.396.840)	(9.513.771)	(7.732.374)	(18.910.611)	(14.367.574)

Gross profit		15.666.411	13.471.512	10.737.741	29.137.923	16.685.863

Operating (expenses) income
Selling and administrative expenses	25	(744.168)	(756.054)	(663.853)	(1.500.222)	(1.229.340)
Research and development expenses	25	(585.726)	(573.537)	(358.929)	(1.159.263)	(672.571)
Other operating expenses, net	25	(1.171.529)	(715.832)	(707.087)	(1.887.361)	(1.751.530)
Realized gain on assets available for sales
(Equity results on the parent company)		—	2.492.175	—	2.492.175	—
		(2.501.423)	446.752	(1.729.869)	(2.054.671)	(3.653.441)

Operating profit		13.164.988	13.918.264	9.007.872	27.083.252	13.032.422

Financial income	25	2.211.077	881.069	746.554	3.092.146	1.181.933
Financial expenses	25	(1.286.166)	(1.148.952)	(1.762.351)	(2.435.118)	(3.534.430)

Equity results from associates	13	81.176	17.674	36.954	98.850	44.168
Income before income tax and social contribution		14.171.075	13.668.055	8.029.029	27.839.130	10.724.093

Current		(2.852.317)	(2.756.574)	(1.222.638)	(5.608.891)	(1.734.568)
Deferred		(1.138.707)	289.406	(75.704)	(849.301)	789.673
Income tax and social contribution	18	(3.991.024)	(2.467.168)	(1.298.342)	(6.458.192)	(944.895)

Income from continuing operations		10.180.051	11.200.887	6.730.687	21.380.938	9.779.198
Results on discontinued operations		—	—	(11.870)	—	(236.318)
Net income of the period		10.180.051	11.200.887	6.718.817	21.380.938	9.542.880

Net gain (loss) attributable to non-controlling interests		(95.308)	(90.096)	84.034	(185.404)	28.753
Net income attributable to the Company’s stockholders		10.275.359	11.290.983	6.634.783	21.566.342	9.514.127

Basic earnings per share:
Continuing operations
Preferred share	22	1,94	2,13	1,25	4,07	1,80
Common share	22	1,94	2,13	1,25	4,07	1,80

Discontinued operations
Preferred share	22	—	—	(0,01)	—	(0,05)
Common share	22	—	—	(0,01)	—	(0,05)

Diluted earnings per share:
Continuing operations
Preferred share	22	2,45	2,38	1,26	4,83	1,85
Common share	22	2,43	2,37	1,26	4,81	1,85

Discontinued operations
Preferred share	22	—	—	(0,01)	—	(0,05)
Common share	22	—	—	(0,01)	—	(0,05)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Parent Company
(unaudited)	In thousands of reais, except as otherwise stated

		Period three-month			Period Six-month
	Notes	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net operating revenue		16.497.509	13.542.978	12.142.403	30.040.487	18.772.940
Cost of goods solds and services rendered	25	(5.030.782)	(4.677.964)	(4.310.765)	(9.708.746)	(7.982.187)

Gross profit		11.466.727	8.865.014	7.831.638	20.331.741	10.790.753

Operating (expenses) income
Selling and administrative expenses	25	(433.573)	(369.354)	(342.354)	(802.927)	(648.550)
Research and development expenses	25	(341.029)	(278.875)	(291.861)	(619.904)	(503.807)
Other operating expenses, net	25	(485.315)	(156.179)	(67.344)	(641.494)	(423.926)
Equity results from subidiaries	13	2.043.259	2.871.370	1.645.365	4.914.629	4.010.788
Realized gain on assets available for sales		—			—
(Equity results on the parent company)		—	2.492.175	—	2.492.175	—
		783.342	4.559.137	943.806	5.342.479	2.434.505

Operating profit		12.250.069	13.424.151	8.775.444	25.674.220	13.225.258

Financial income	25	1.737.590	438.057	734.434	2.175.647	822.196
Financial expenses	25	(620.869)	(1.076.157)	(1.634.410)	(1.697.026)	(3.299.418)

Equity results from associates	13	81.176	17.674	36.954	98.850	44.168
Income before income tax and social contribution		13.447.966	12.803.725	7.912.422	26.251.691	10.792.204

Current		(2.348.035)	(1.715.474)	(1.047.053)	(4.063.509)	(1.386.117)
Deferred		(824.572)	202.732	(218.716)	(621.840)	344.358
Income tax and social contribution	18	(3.172.607)	(1.512.742)	(1.265.769)	(4.685.349)	(1.041.759)

Income from continuing operations		10.275.359	11.290.983	6.646.653	21.566.342	9.750.445
Results on discontinued operations		—	—	(11.870)	—	(236.318)
Net income of the period		10.275.359	11.290.983	6.634.783	21.566.342	9.514.127

Basic earnings per share:
Continuing operations
Preferred share	22	1,94	2,13	1,25	4,07	1,80
Common share	22	1,94	2,13	1,25	4,07	1,80

Discontinued operations
Preferred share	22	—	—	(0,01)	—	(0,05)
Common share	22	—	—	(0,01)	—	(0,05)

Diluted earnings per share:
Continuing operations
Preferred share	22	2,45	2,38	1,26	4,83	1,85
Common share	22	2,43	2,37	1,26	4,81	1,85

Discontinued operations
Preferred share	22	—	—	(0,01)	—	(0,05)
Common share	22	—	—	(0,01)	—	(0,05)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Comprehensive Income
(unaudited)	In thousands of reais

	Consolidated
		Period three-month			Period Six-month
	Notes	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net income of the period		10.180.051	11.200.887	6.718.817	21.380.938	9.542.880
Other comprehensive income
Cumulative translation adjustments		(2.832.004)	(835.837)	(1.258.103)	(3.667.841)	149.078

Unrealized gain (loss) on available-for-sale securities
Gross balance as of the period/year end		5.397	(813)	(5.565)	4.584	5.869
Tax (expense) benefit		—	—	1.892	—	(6.327)
		5.397	(813)	(3.673)	4.584	(458)
Cash flow hedge
Gross balance as of the period/year end		241.177	25.241	351.339	266.418	369.498
Tax (expense) benefit		(18.602)	(13.399)	(22.536)	(32.001)	(69.066)
		222.575	11.842	328.803	234.417	300.432
Total comprehensive income of the period	23	7.576.019	10.376.079	5.785.844	17.952.098	9.991.932

Net income attributable to non-controlling interests		(201.638)	(220.117)	126.790	(421.755)	85.140
Net income attributable to the Company’s stockholders		7.777.657	10.596.196	5.659.054	18.373.853	9.906.792

	Parent Company
		Period three-month			Period Six-month
	Notes	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net income of the period		10.275.359	11.290.983	6.634.783	21.566.342	9.514.127
Other comprehensive income
Cumulative translation adjustments		(2.725.674)	(704.616)	(1.245.932)	(3.430.290)	155.724

Unrealized gain (loss) on available-for-sale securities
Gross balance as of the period/year end		5.397	(813)	(5.565)	4.584	5.869
Tax (expense) benefit		—	—	1.892	—	(6.327)
		5.397	(813)	(3.673)	4.584	(458)
Cash flow hedge
Gross balance as of the period/year end		241.177	24.041	296.412	265.218	306.465
Tax (expense) benefit		(18.602)	(13.399)	(22.536)	(32.001)	(69.066)
		222.575	10.642	273.876	233.217	237.399
Total comprehensive income of the period	23	7.777.657	10.596.196	5.659.054	18.373.853	9.906.792

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Changes in Stockholders’ Equity

In thousands of reais

	PERIOD SIX-MONTH
	NOTES	CAPITAL	RESULTS IN THE TRANSLATION/ ISSUANCE OF SHARES	MANDATORILY CONVERTIBLE NOTES	REVENUE RESERVES	TREASURY STOCK	VALUATION ADJUSTMENT	INCOME FROM OPERATIONS WITH NON- CONTROLLING STOCKHOLDERS	CUMULATIVE TRANSLATION ADJUSTMENT	RETAINED EARNINGS	PARENT COMPANY STOCKHOLDERS’ EQUITY	NON- CONTROLLING STOCKHOLDERS’S INTERESTS	TOTAL STOCKHOLDERS’’ EQUITY
DECEMBER 31, 2009		47.434.193	(160.771)	4.587.011	49.272.210	(2.470.698)	(20.665)	—	(8.886.380)	6.003.215	95.758.115	4.535.112	100.293.227
NET INCOME OF THE PERIOD		—	—	—	—	—	—	—	—	9.514.127	9.514.127	28.753	9.542.880
CAPITALIZATION OF RESERVES		2.565.807	—	—	(2.565.807)	—	—	—	—	—	—	—	—
GAIN ON CONVERSION OF SHARES		—	2.027.981	(3.063.833)	—	1.035.852	—	—	—	—	—	—	—
ADDITIONAL REMUNERATION TO MANDATORILY CONVERTIBLE NOTES		—	—	(52.731)	—	—	—	—	—	—	(52.731)	—	(52.731)
CASH FLOW HEDGE, NET OF TAXES	23	—	—	—	—	—	237.399	—	—	—	237.399	63.033	300.432
UNREALIZED RESULTS ON VALUATION AT MARKET		—	—	—	—	—	(458)	—	—	—	(458)	—	(458)
TRANSLATION ADJUSTMENTS FOR THE PERIOD		—	—	—	—	—	—	—	155.724	—	155.724	(6.646)	149.078
DIVIDENDS TO NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	(6.044)	(6.044)
ACQUISITIONS AND DISPOSAL OF NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	4.182.357	4.182.357
TRANSFER TO ASSETS HELD FOR SALE OF NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	(3.081.514)	(3.081.514)
JUNE 30, 2010		50.000.000	1.867.210	1.470.447	46.706.403	(1.434.846)	216.276	—	(8.730.656)	15.517.342	105.612.176	5.715.051	111.327.227

01 DE JANEIRO DE 2011		50.000.000	1.867.210	1.441.576	72.487.917	(4.826.127)	(25.383)	685.035	(9.512.225)	—	112.118.003	4.208.860	116.326.863

LUCRO LÍQUIDO DO EXERCÍCIO		—	—	—	—	—	—	—	—	21.566.342	21.566.342	(185.404)	21.380.938

REDEEMABLE NONCONTROLLING INTERESTS		—	—	—	—	—	—	—	—	—	—	217.849	217.849
CAPITALIZAÇÃO DE ADIANTAMENTO DE		—	—	—	—	—	—	—	—	—	—	12.864	12.864
ACIONISTAS NÃO CONTROLADORES
CAPITALIZAÇÃO DE RESERVAS		25.000.000	(1.867.210)	—	(23.132.790)	—	—	—	—	—	—	—	—
GANHO COM CONVERSÃO DE AÇÕES	22	—	—	—	—	—	—	—	—	—	—	—	—
RECOMPRA DE AÇÕES	23	—	—	—	—	—	—	—	—	—	—	—	—
REMUNERAÇÃO ADICIONAL AOS TÍTULOS		—	—	(49.279)	—	—	—	—	—	—	(49.279)	—	(49.279)
HEDGE DE FLUXO DE CAIXA, LÍQUIDO DE		—	—	—	—	—	233.217	—	—	—	233.217	1.200	234.417
IMPOSTOS
RESULTADO NÃO REALIZADO DE AVALIAÇÃO A		—	—	—	—	—	4.584	—	—	—	4.584	—	4.584
MERCADO
AJUSTES DE CONVERSÃO DO PERÍODO		—	—	—	—	—	—	—	(3.430.290)	—	(3.430.290)	(237.551)	(3.667.841)
DIVIDENDOS DE ACIONISTAS NÃO		—	—	—	—	—	—	—	—	—	—	(104.203)	(104.203)
CONTROLADORES
AQUISIÇÕES E BAIXAS DE PARTICIPAÇÕES DE ACIONISTAS NÃO CONTROLADORES		—	—	—	—	—	—	—	—	—	—	193.788	193.788
30 DE JUNHO DE 2011		75.000.000	—	1.392.297	49.355.127	(4.826.127)	212.418	685.035	(12.942.515)	21.566.342	130.442.577	4.107.403	134.549.980

(I) period adjusted by new accounting pronouncements.

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Cash Flow Consolidated
Period ended in (unaudited)	In thousands of reais

		Period three-month			Period Six-month
	Notes	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flow from operating activities:
Net income of the period		10.180.051	11.200.887	6.718.817	21.380.938	9.542.880
Adjustments to reconcile net income to cash from operations
Results of equity investments		(81.176)	(17.674)	(36.954)	(98.850)	(44.168)
Realized gain on assets held for sale		—	(2.492.175)	11.870	(2.492.175)	—
Results from descontinued operations		—	—	—	—	236.318
Depreciation, amortization and depletion		1.553.128	1.599.038	1.355.861	3.152.166	2.716.166
Deferred income tax and social contribution		1.138.707	(289.406)	75.704	849.301	(789.673)
Monetary and exchange rate changes, net		(349.856)	494.186	(333.911)	144.330	(522.252)
Loss on disposal of property, plant and equipment		74.077	301.520	93.649	375.597	287.366
Net unrealized losses (gains) on derivatives	23	(368.678)	(353.552)	398.699	(722.230)	799.547
Others		(197.208)	(48.436)	(57.385)	(245.644)	187.008
Decrease (increase) in assets:
Accounts receivable from customers		(955.191)	288.935	(2.560.891)	(666.256)	(4.042.960)
Inventories		(181.222)	(1.290.119)	(361.086)	(1.471.341)	(796.796)
Recoverable taxes		(183.484)	(128.747)	(101.628)	(312.231)	(111.647)
Others		(629.657)	451.967	(121.943)	(177.690)	444.840
Increase (decrease) in liabilities:
Suppliers and contractors		548.093	338.243	785.557	886.336	931.582
Payroll and related charges		328.896	(624.001)	236.666	(295.105)	(284.542)
Taxes and contributions		(49.202)	527.374	617.486	478.172	459.763
Others		(559.478)	895.920	(26.961)	336.442	145.244
Net cash provided by operating activities		10.267.800	10.853.960	6.693.550	21.121.760	9.158.676

Cash flow from investing activities:
Short-term investments		869.017	2.118.480	21.643	2.987.497	6.524.906
Loans and advances receivable		(52.577)	(289.200)	27.890	(341.777)	44.450
Guarantees and deposits		(268.821)	(49.550)	(88.071)	(318.371)	(170.690)
Additions to investments		—	(103.411)	(48.369)	(103.411)	(98.369)
Additions to property, plant and equipment		(5.888.218)	(4.892.203)	(4.153.442)	(10.780.421)	(7.507.775)
Dividends/interest on capital received		84.079	—	70.455	84.079	70.455
Proceeds from disposal of investments held for sale		—	1.794.985	—	1.794.985	—
Acquisitions of subsidiaries, net of the cash of subsidiary		—	—	(9.637.629)	—	(9.637.629)
Net cash provided by (used in) investing activities		(5.256.520)	(1.420.899)	(13.807.523)	(6.677.419)	(10.774.652)

Cash flow from financing activities:
Short-term debt
Additions		368.694	1.564.302	461.373	1.932.996	3.537.143
Repayments		(316.392)	(1.640.278)	(417.615)	(1.956.670)	(3.524.416)
Long-term debt
Additions		558.412	959.071	1.071.029	1.517.483	3.076.528
Repayments		(82.589)	(2.926.045)	(128.949)	(3.008.634)	(592.279)
Financial institutions		—	—	—	—	—
Dividends and interest on capital paid to stockholders		(3.174.000)	(1.670.100)	(2.198.000)	(4.844.100)	(2.303.638)
Dividends and interest stockholders' equity attributed to noncontrolling interest		(93.476)	—	(103.411)	(93.476)	—
Net cash provided by (used in) financing activities		(2.739.351)	(3.713.050)	(1.315.573)	(6.452.401)	193.338

Increase (decrease) in cash and cash equivalents		2.271.929	5.720.011	(8.429.546)	7.991.940	(1.422.638)
Cash and cash equivalents of cash, beginning of the period		19.138.882	13.468.958	20.266.871	13.468.958	13.220.599
Effect of exchange rate changes on cash and cash equivalents		(87.450)	(50.087)	9.946	(137.537)	49.310
Cash and cash equivalents, end of the period	7	21.323.361	19.138.882	11.847.271	21.323.361	11.847.271
Cash paid during the period for:
Short-term interest		(9.954)	(6.134)	(11.910)	(16.088)	(19.726)
Long-term interest		(617.826)	(581.255)	(547.540)	(1.199.081)	(996.209)
Income tax and social contribution		(1.933.124)	(1.697.264)	(121.042)	(3.630.388)	(372.932)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization		(100.621)	(63.498)	(101.854)	(164.119)	(184.856)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Cash Flow Parent Company
Period ended in (unaudited)	In thousands of reais

		Period Six-month
	Notes	June 30, 2011	June 30, 2010
Cash flow from operating activities:
Net income of the period		21.566.342	9.514.127
Adjustments to reconcile net income to cash from operations
Results of equity investments		(5.013.479)	(4.054.956)
Realized gain on assets held for sale		(2.492.175)	—
Results from descontinued operations		—	236.318
Depreciation, amortization and depletion		937.985	990.522
Deferred income tax and social contribution		621.840	(344.358)
Monetary and exchange rate changes, net		(2.041.118)	967.035
Loss on disposal of property, plant and equipment		256.790	284.630
Net unrealized losses (gains) on derivatives	23	(440.898)	464.672
Dividends / interest on capital received		1.103.265	357.285
Others		(222.063)	211.844
Decrease (increase) in assets:
Accounts receivable from customers		(488.201)	(3.335.165)
Inventories		(294.961)	51.263
Recoverable taxes		(182.165)	(92.349)
Others		20.001	302.907
Increase (decrease) in liabilities:
Suppliers and contractors		1.545.689	262.461
Payroll and related charges		(253.502)	(182.472)
Taxes and contributions		1.152.603	185.981
Others		361.134	153.280
Net cash provided by operating activities		16.137.087	5.973.025

Cash flow from investing activities:
Loans and advances receivable		6.361	3.129.434
Guarantees and deposits		(292.795)	(260.312)
Additions to investments		(1.609.387)	(986.427)
Additions to property, plant and equipment		(5.674.612)	(3.162.706)
Proceeds from disposal of investments held for sale		—	—
Acquisitions of subsidiaries, net of the cash of subsidiary		—	—
Net cash provided by (used in) investing activities		(7.570.433)	(1.280.011)

Cash flow from financing activities:
Short-term debt
Additions		1.054.403	1.059.814
Repayments		(4.170.319)	(3.788.701)
Long-term debt
Additions		2.340.874	2.729.038
Financial institutions		(740.095)	(234.807)
Dividends and interest on capital paid to stockholders		(4.844.100)	(2.198.000)
Net cash provided by (used in) financing activities		(6.359.237)	(2.432.656)

Increase (decrease) in cash and cash equivalents		2.207.417	2.260.358
Cash and cash equivalents of cash, beginning of the period		4.823.377	1.249.980
Cash and cash equivalents from new incorporated subisidiary		—	8
Cash and cash equivalents, end of the period	7	7.030.794	3.510.346
Cash paid during the period for:
Short-term interest		(2.482)	(47.053)
Long-term interest		(1.228.350)	(1.000.776)
Income tax and social contribution		(3.103.414)	(399.744)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization		(47.546)	(50.222)
Transfer of advance for future capital increase to investments		(761.156)	(672.500)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Added Value
Period ended in (unaudited)	In thousands of reais

	Consolidated
	Period three-month			Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Generation of added value
Gross revenue
Revenue from products and services	25.613.887	23.573.306	18.980.976	49.187.193	32.010.325
Gain on realization of assets available for sale	—	2.492.175	—	2.492.175
Revenue from the construction of own assets	5.898.396	4.088.559	4.410.836	9.986.955	7.622.655
Allowance for doubtful accounts	(9.569)	11.893	—	2.324	(6.597)
Acquisition of products	(695.207)	(557.382)	(441.100)	(1.252.589)	(854.260)
Outsourced services	(3.589.771)	(2.857.576)	(2.848.882)	(6.447.347)	(4.540.577)
Materials	(5.968.970)	(4.743.680)	(4.695.727)	(10.712.650)	(9.422.966)
Fuel oil and gas	(866.930)	(981.365)	(912.042)	(1.848.295)	(1.685.640)
Energy	(378.298)	(510.274)	(537.750)	(888.572)	(983.254)
Other costs (expenses)	(2.534.102)	(2.247.993)	(1.955.810)	(4.782.095)	(3.965.526)
Gross added value	17.469.436	18.267.663	12.000.501	35.737.099	18.174.160

Depreciation, amortization and depletion	(1.553.128)	(1.599.038)	(1.355.861)	(3.152.166)	(2.716.166)
Net added value	15.916.308	16.668.625	10.644.640	32.584.933	15.457.994

Financial income	1.032.995	748.064	447.612	1.781.059	550.763
Equity results	81.176	17.674	36.954	98.850	44.168

Total added value to be distributed	17.030.479	17.434.363	11.129.206	34.464.842	16.052.925

Personnel	1.791.336	1.698.685	1.260.547	3.490.021	2.383.788
Taxes, rates and contribution	959.984	1.051.676	388.091	2.011.660	278.102
Current income tax	2.852.317	2.756.574	1.222.638	5.608.891	1.734.568
Deferred income tax	1.138.707	(289.406)	75.704	849.301	(789.673)
Remuneration of debt capital	955.377	1.067.857	1.529.360	2.023.234	2.791.051
Monetary and exchange changes, net	(847.293)	(51.910)	(65.951)	(899.203)	112.209
Net income attributable to the company’s stockholders	10.275.359	11.290.983	6.634.783	21.566.342	9.514.127
Net income (loss) attributable to non-controlling interest	(95.308)	(90.096)	84.034	(185.404)	28.753

Distribution of added value	17.030.479	17.434.363	11.129.206	34.464.842	16.052.925

	Parent company
	Period Six-month
	June 30, 2011	June 30, 2010
Generation of added value
Gross revenue
Revenue from products and services	30.805.524	19.502.873
Gain on realization of assets available for sale	2.492.175
Revenue from the construction of own assets	5.665.123	3.178.554
Allowance for doubtful accounts	8.520	(5.098)
Less:
Acquisition of products	(1.095.493)	(521.459)
Outsourced services	(3.831.753)	(2.789.556)
Materials	(5.590.277)	(4.763.398)
Fuel oil and gas	(946.931)	(746.502)
Energy	(390.833)	(502.916)
Other costs (expenses)	(2.078.142)	(1.778.081)
Gross added value	25.037.913	11.574.417

Depreciation, amortization and depletion	(937.985)	(990.522)
Net added value	24.099.928	10.583.895

Financial income	1.151.013	627.732
Equity results	5.013.479	4.054.956

Total added value to be distributed	30.264.420	15.266.583

Personnel	1.935.484	1.453.388
Taxes, rates and contribution	1.404.853	152.355
Current income tax	4.063.509	1.386.117
Deferred income tax	621.840	(344.358)
Remuneration of debt capital	1.538.156	2.056.215
Monetary and exchange changes, net	(865.764)	1.048.739
Net income attributable to the company’s stockholders	21.566.342	9.514.127

Distribution of added value	30.264.420	15.266.583

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

IN THOUSANDS OF REAL, UNLESS OTHERWISE STATED.

1-             Operational Context

Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Brazil.  The initial public offering was in October 1943 on the Rio de Janeiro Stock Exchange and now has its securities traded on the stock exchanges in Sao Paulo (“BM&F and BOVESPA”), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).

The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, metals platinum group metals and metals precious. In addition, it operates in the segments of energy, logistics and steel.

As of June 30, 2011, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Entities	% participation	% voting capital	Head office location	Main activity

Subsidiaries
Compañia Mienera Misky Mayo S.A.C	40,00	51,00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99,99	99,99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100,00	100,00	Brazil	Logistic
Mineração Corumbá Reunidas S.A.	100,00	100,00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59,14	59,14	Indonesia	Nickel
Vale Australia Pty Ltd.	100,00	100,00	Australia	Coal
Vale Colombia Ltd.	100,00	100,00	Colombia	Coal
Vale Fertilizantes S.A	84,27	99,90	Brazil	Fertilizers
Vale Canada Limited	100,00	100,00	Canada	Nickel
Vale International S.A	100,00	100,00	Switzerland	Trading
Vale Manganês S.A.	100,00	100,00	Brazil	Manganese and Ferroalloys
Vale Nouvelle-Caledonie SAS	74,00	74,00	New Caledonia	Nickel
Sociedad Contractual Minera Tres Valles	90,00	90,00	Chile	Cooper
Urucum Mineração S.A.	100,00	100,00	Brazil	Iron ore and Manganese
Vale Austria Holdings GMBH	100,00	100,00	Austria	Holding and Research

Jointly-controlled entities
California Steel Industries, Inc.	50,00	50,00	United States	Steel industry
MRS Logística S.A	41,50	37,86	Brazil	Logistic
Samarco Mineração	50,00	50,00	Brazil	Iron ore

2       Summary of the Main Accounting Practices and Accounting Estimates

a)         Basis of presentation

Interim consolidated financial statements

The interim consolidated financial statements of the company have been prepared according with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by International Financial Reporting Interpretations Committee (IFRIC), implemented in Brazil through the Committee of Accounting Pronouncements (CPC) and its technical interpretation (ICPC) and guidelines (OCPC) approved by the Securities Exchange Commission (CVM).

The interim financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income. The interim financial statements follow the principles, methods and standards in relation to those adopted at the closing of last fiscal year ended December 31, 2010, and therefore should be read in together with this.

In preparing the interim financial statements, the use of estimative is required to account for certain assets, liabilities and transactions. Accordingly, the interim financial statements include certain estimates related to the useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. Actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year ending on December 31, 2011.

Interim financial statements of the parent company

The interim individual financial statements of the parent company and associated companies have been prepared under accounting practices adopted in Brazil issued by the CPC. Those pronouncements are published together with interim consolidated financial statements.

In the case of Vale SA accounting practices adopted in Brazil applicable to the interim individual financial statements differ from IFRS, applicable to the separated financial statements, only by valuation of investments in subsidiaries and associated companies by the equity method, while according IFRS would be as cost or fair value.

Transactions and balances

The operations with others currencies are translated into the functional currency of the parent company (Real) using the actual exchange rates on the transaction or valuation dates, in which the items were measured. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies are recognized in the statement of income, as financial expense or financial income.

In 2011, based on the assessment of business, the subsidiary Vale International has changed its functional currency from Brazilian Real to USA dollars. This change did not cause significant effects on the financial statements presented.

Major currencies impacting our operations:

	Year-end price in Brazilian real
	June 30, 2011	Decemebr 31, 2010
US dollar - USD	1,5611	1,6662
US canadian dollar - CAD	1,6192	1,6700
US australian dollar - AUD	1,6752	1,6959
Euro - €	2,2667	2,2280

The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in other comprehensive income.

The Company has assessed subsequent events through July 28, 2011, which is the date of the interim financial statements.

b)              Principles of consolidation

The consolidated financial statements reflect the balances of assets, liabilities and stockholder’s equity at June 30, 2011, December 31, 2010 and the operations of the three-months period ended on June 30, 2011 and June 31, 2010, of the parent company, of its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interest maintained. For associates, entities over which the Company has significant influence but not control the investments are accounted for under the equity method.

The operations in other currencies are translated into the presentation currency of the financial statements in Brazil for the purposes of registration of equity and full or proportional consolidation. Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.

The interests in hydroelectric projects are done through consortium agreements under which the Company participates in assets and liabilities of these enterprises in the proportion that holds on the consortium.

Investments in subsidiaries, joint ventures and associated companies

Investments registered in the consolidated financial statements include investments in related entities. Investments registered in the financial statements of the parent company include investments in subsidiaries, joint ventures and associated companies.

These investments in subsidiaries, joint ventures and associated companies are recorded in accounting by the equity method and include goodwill identified on acquisition, net of any accumulated impairment loss.

c)              Business combinations

The company adopts the business combinations method when the company acquires control over an entity. In these operations, the acquired identifiable assets, the liabilities, and the non-controlling interests assumed are initially measured at fair values at the acquisition date. The measurement of the non-controlling shareholder interest to be recognized is determined for each acquisition made.

The excess of the consideration transferred over the fair value at the date of acquisition, inclusive of any prior equity interest in the acquired business is recorded as goodwill. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The goodwill recorded as an intangible asset is not subject to amortization. Goodwill (goodwill) is allocated to cash-generating units (CGU) or groups of cash generating units, and recoverability was tested (impairment test), during the fourth quarter.  When it was identified that recorded goodwill would not be fully recovered, the respective portion of goodwill was written down to the income statement.

Non-controlling stockholders’ interests

The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Company. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.

For the Company hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Company had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.

d)              Cash and cash equivalents and short-term investments

The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months, and up to one year, are recognized at fair value in income and recorded in short-term investments.

e)              Financial assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determine the classification and initial recognition according to the following categories:

•                  Measured at fair value through the statement of income - recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term. Derivatives not designated as hedging instruments are recorded in this category.

•                  Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise of the accounts receivables, other receivables, and cash and cash equivalents. Loans and receivables are measured at fair value and subsequently carried at amortized cost using the effective interesting rate method, less impairment.  The interest income is recognized with  the effective tax rate application, except for short-term credits, because the interest recognition would be immaterial.

•                  Available for sale — are non-derivative assets not classified in other categories. They are initially recorded at their acquisition value, which is the fair value of the price paid, including transaction costs. After initial recognition, they are reassessed by their  fair values by reference to their market value at the date of the financial statement, without any deduction related to the transaction costs that may occur up to your sale.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty its fair value, are held at acquisition cost less any losses not recoverable. Gains or losses from changes in fair value of investments available for sale are recorded in stockholders’ equity under the caption “Equity adjustments” included in “Other comprehensive income “until the investment is sold or received or until the fair value of the investment is below its acquisition cost and this corresponds to a significant loss or prolonged, when the accumulated loss is transferred to the financial expenses.

f)                Accounts receivables

Accounts receivables represent amounts receivable from the sale of products and services made by the Company. The receivables are initially recorded at fair value and subsequently measured at amortized cost, net of estimates of potential losses.

The estimated losses from doubtful accounts are provided in an amount considered sufficient to cover potential losses. The value of the loss estimated for doubtful debts is made based on experience of defaults occurred in the past.

g)             Inventories

Inventories are stated at the lower value of average cost of acquisition or production and replacement or realization values. The inventories production costs are determined by fixed and variable costs, and direct and indirect costs of production, by the appropriate average cost method. The realizable net value of inventory corresponds to the estimated selling price of inventory, less all estimated costs of completion and costs necessary to make the sale. Where applicable, consists of an estimated loss of obsolete inventory or slow-moving.

Inventories of ore are recognized in the moment of yours physical extraction. And they are no longer part of the calculation of proven and probable reserves anymore, and now are part of the stock pile of ore, and therefore is not part of the calculation of depreciation, amortization and depletion per unit of production.

h)             Non-current assets held for sale

Assets held for sale (or discontinued operations) are recorded as non-current assets, separated from other current assets in the balance sheet, when their carrying amounts are recoverable when: a) the realization of the sale is a virtual certainty; b) management is committed to a plan to sell these assets; and c) the sale takes place within a period of 12 months. Assets recorded in this group are valued by the lower of book value and fair value less costs to sell.

i)                Non-current

The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.

j)                Property, plant and equipment

Fixed assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to the acquisition and losses through non-recovery of the asset.

Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.

In the case of railroads, where the company holds the concession, the assets acquired, related to grant activities to provide public services (returned goods), the will be returned to the grantor termination of the concession period, without any compensation or cost to the grantor. The returned tangible fixed assets are originally recorded by the cost of acquisition or construction, during the construction period. The assets related to the concession are depreciated based on the estimated useful life of assets, since the entry into operation.

The carrying value of an asset is written down immediately to its recoverable amount in income, if the asset’s carrying value is greater than its estimated recoverable amount.

Depreciation and depletion of assets of the Company, is represented in accordance with the following estimated useful lives:

Buildings	between 10 and 50 years
Installations	between 5 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	between 5 and 10 years
Mineral rights	between 2 and 33 years
Locomotives	between 12,5 and 33 years
Wagon	33 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

The relevant expenditures for maintenance of industrial areas and relevant assets (as example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.

l)                Intangible assets

Intangible assets are valued at acquisition cost, less accumulated amortization and losses by reducing the recoverable amount where applicable. Intangible assets are recognized only if it is likely they that will generate economic benefits to the Company, are controllable under the Company’s control and their respective value can be measured reliably.

Intangible assets that have finite useful lives are amortized over their effective use or a method that reflects their economic benefits, while those with indefinite useful lives are not amortized; consequently these assets are tested at least annually as to their recovery (impairment test). The estimated useful life and amortization methods are reviewed at the end of each financial year and the effect of any changes in estimates are recorded in a prospective manner.

Expenditure on development activities (or stage of development of an internal project) is recorded as intangible assets if and only if it generate future economic benefits, there is technical viability to use or sale, and capacity to measure in a confinable way these costs. Initial recognition of this asset corresponds to the sum of the expenditures incurred from when the intangible asset has passed to meet the recognition criteria. Intangible assets generated internally, are recorded at cost value less amortization and loss on the accumulated impairment.

Intangible assets acquired in a business combination and recognized separately from goodwill are recorded at fair value at the acquisition date, which is equivalent to cost. As required at a later date, these assets are recorded at cost value less amortization and loss on the impairment accumulated.

m)         Biological assets

The biological assets are valued and recognized at fair value less cost to sell (less depreciation and accumulated impairment losses), when a market value can be determined, otherwise they are value and recognized at cost.  In the absence of an active market, the valuation method used is the discounted cash flow method. Related gains and losses are recognized in the statement of income.

n)             Impairment

Financing assets

The Company assess each reporting period if there are objective evidences that an asset is impaired. Case the existence of impacts on cash flow caused by asset impaired and this impact can be reliable estimated; Company recognizes in the results an impairment loss.

Long-term non-financial assets

The Company assesses impairment of non financial assets annually to assets whether there is evidence that the book value of a long-term non-financial asset will not be recoverable. Regardless of existing indication of non recoverability of its carrying amount, goodwill balances from business combinations and intangible assets with indefinite useful lives are tested for recovery at least once a year. When the residual value book of this non-financial asset exceeds its recoverable value, the Company recognizes a reduction in the carrying balance of its non-financial asset (impairment), and also in this moment review the non-financial assets, except goodwill, that have suffered reduction of the accounting balance for non-recovery for a possible reversal of these write-down values. If it is not possible to determine the recoverable amount of a nonfinancial asset individually, the recoverable value of non-financial assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit - CGU, which the asset belongs is realized.

o)              Expenditures on research

Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are to be capitalized as mine development costs.

During the development phase of mine before production begins, the cost of waste removal, and associated costs with removal of waste and other residual materials are recorded as part of asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the ore removal expenditures are treated as production costs.

p)              Leasing

The Company classifies its contracts as financial leasing or operational leases based on the substance of the contract, regardless of its form.

For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded is liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income in the year to which they belong.

q)              Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. The amounts are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method. In practice accounts payable are normally recognized by the value of the corresponding invoice or receipt.

r)              Loans and financing

Loans are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.

Compound financial instruments (which have components of a financial liability — debt — and of Stockholders’ equity) issued by the Company comprise of mandatorily convertible notes into Stockholders’ equity, and the number of shares to be issued does not vary with changes in its fair value.

The liability component of a compound financial instrument is initially recognized at fair value. The fair value of the liability portion of a convertible debt security is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. The Stockholders’ equity component is recognized initially by the difference between the total value received by the Company with the issuance of the title, and the fair value as a financial liability component recognized. The transaction costs directly attributable to the title are allocated to the components of liabilities and stockholders’ equity in proportion to amounts initially recognized.

After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured after the initial recognition, except for upon conversion.

s)             Provisions

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

Provision for asset retirement obligations

The Company, at the end of each year reviews and updates the values of provisions for asset retirement obligations. This provision has the primary goal of long-term value, for financial use in the future at the closing moment of the asset. Provisions made by the Company refer basically to mine closure and the completion of mining activities and decommissioning of assets linked to mine. The provision is set up initially with the record of non-current liabilities in counterpart with a main fixed asset item. The increase in the provision due to passage of time is recognized as interest expense, using the current discount rate plus the inflation index. The asset is depreciated linearly at the rate of useful life of the main asset, and registered against the statement of income.

Provisions for contingent liabilities

The judicial provisions are recognized when the loss is considered probable, and would cause an outflow of resources for the settlement of the liabilities, and when the amounts are reliably measurable taking into consideration the opinion of legal counsel, the nature of actions, similarity with previous cases, complexity, and the positioning of the courts.

t)                Employee benefits

Current benefit - wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in the results.

Current benefit - profit sharing

The Company has a policy of profit sharing, based on the achievement of individual performance goals, and on the area of operation and performance of the Company. The amount is formed based on the best estimates of the amount to be paid by the company based on the results, and periodic verification (measurement) of the compliance with all performance goals. The Company makes monthly provision with respect to the accrual basis and recognition of present obligation arising from past events, and believes that the estimated amount is reasonable and a future outflow of resources should occur. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee in productive or administrative activities, respectively.

Non-current benefit - pension cost and other post-retirement benefits

For defined benefit plans in which the Company has the responsibility for or has some kind of risk actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet regarding the defined benefit plan a the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gains and losses are appointed and controlled by the corridor method, this method only affects the income of the period if it exceeds the limits of 10% of the fair value of plan assets and the present value of the defined benefit obligations, whichever is greater, and the amount exceeding the deferred portion by the number of active participants of the plan. Past service costs that arise with changes in plans are released immediately in income.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rates consistent with market rates, which are denominated in the currency in which benefits will be paid and which have maturities close to the respective liabilities of the pension plan obligation.

The Company has several pension plans, among them plans presenting surplus and deficit situations. For plans with a surplus position, the Company not recognize on the balance sheet, neither on the statement of income, as there was not a clear position about the use of this surplus by the Company, being only demonstrated in a note. For plans with a deficit position, the Company recognizes liabilities and results arising from the actuarial valuation and the actuarial gains and losses generated by the evaluation of these plans are recognized in income, according to the corridor method.

With respect to defined contribution plans, the Company has no further obligation after the contribution is made.

Current benefit - current incentive

The Company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan allows eligible executives to acquire preferred class A stocks of the Company, through criteria activated with targets reached, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially purchased by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

u)             Derivative financial instruments and hedging operations

The Company uses derivative instruments to manage their financial risks as a way to hedge these risks, not being used derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in comprehensive income in shareholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.

The method of registration of an item that is being hedged depends on its nature. The derivatives will be designated and recognized as fair value hedges of assets and liabilities when there is a firm commitment, such as cash flow hedges when a specific risk associated with a recognized asset or liability or a highly probable forecast transaction, and to hedge a net investment in a foreign operation. The Company documents the relationship between hedging instruments and hedged items at the beginning of the operation, with the objective of risk management and strategy for carrying out hedging operations. The Company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.

The cash flow hedges the effective portion of changes in fair value of designated and qualified as hedges, in this mode, is recorded in shareholders’ equity accounted for in comprehensive income. The effective amount released in shareholders’ equity in comprehensive income, will only be transferred to the result of the period, in the results appropriated for the hedged item (cost, operating expense, interest expense, etc.) when the hedged item is actually performed. However, when a hedged item prescribed, sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in the result.

Derivative instruments that do not qualify for hedge accounting records, its fair value changes should be recorded immediately in statements of income, which are derivatives measured at fair value through income.

v)               Current and Deferred Income tax and social contribution

The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in Stockholders’ equity or comprehensive income. In such cases the tax is also recognized in Stockholders’ equity or comprehensive income.

The Company records a provision for current income tax based on taxable profit for the year. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The provision for income tax is calculated individually for each entity of the group based on tax rates and tax rules in force at the location of the entity. The recognition of deferred taxes by the Company is based on temporary differences between the book value and the tax base value of assets and liabilities on tax losses of income tax, and offsetting social contribution on profits where their achievement against future taxable results is considered likely. If the Company is unable to generate future taxable income or if there is a significant change in the time required for the deferred taxes to be deductible, management evaluates the need to record a provision for loss of those deferred taxes. The deferred income tax, assets and liabilities, are offset when there is a legally enforceable right to offset current tax assets against current liabilities, and when the deferred income tax, assets and liabilities, are related to income taxes released by the same taxation authority on the same taxable entity.

Deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

w)           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the Company. Revenue is presented net of taxes, repayment of rebates and discounts, and in the consolidated financial statements net of eliminations of sales between consolidated entities.

•                  Product sales

Revenues with product sales are recognized when value can be measured reliably, it is probable that future economic benefits will flow to the Company, and when there is a transfer to the purchaser of the significant risks and benefits related to the product.

Sales revenues are dependent on negotiated commercial terms, including transportation clauses, which are most often the determining factor in a defining the transfer of risks and benefits of the products sold. The Company uses separate commercial arrangements where substantial part of the Company’s revenue from sales has being recognized at the delivery time of goods to the responsible company for the transportation. In other circumstances, the commercial clauses negotiated require that the revenue is recognized only in the delivery of goods at the port of destination.

•                  Sales of services

Revenues from services rendered by the Company are related to contracts of transport services rendered and are recognized over the period that the services are performed.

•                  Financial income

Interest income is recognized with the time elapsed, using the effective interest rate applicable.

x)              Government grants and support

Government grants and support are accounted for when the Company complies with reasonable security conditions set by the government related to grants and assistance received. The Company records via the statement of income, as reducing taxes or spending according to the nature of the item, and through the distribution of results on statement of income, earnings reserve account in stockholders’ equity.

y)              Allocation of income and distribution of remuneration to stockholders

Regarding remuneration of Stockholders, the Company may use interest on capital, among other modalities, in line with the criteria and limits set by Brazilian legislation. The tax reflection of interest on capital is recognized in income.

z)              Capital

The capital is represented by common and preferred shares non-redeemable, all without no par value.  The preferred shares have the same rights as common shares, with the exception of voting for electing members of the Board. The Board may, regardless of statutory reform, resolve the issue of new shares (authorized capital), including by the capitalization of profits and reserves to the authorized limit.

The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These programs are approved by the Board with a term and quantities by determined type of shares.

Incremental costs directly attributable to the issuance or repurchase of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.

aa)        Statements of added value

The Company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the pronouncements of CPC 09, which are submitted as part of the financial statements in accordance with Brazilian accounting practices applicable to Limited Liability companies that for IFRS are presented as additional information, without prejudice to the set of financial statements.

This statement represents one of the component elements of the Social Balance which has the main objective to present with great evidence the wealth creation by the entity and its distribution during the period reported.

3                 Critical Accounting Estimates and Assumptions

The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and IASB requires that management of the Company make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.

These estimates are based on the best knowledge existing at any period and the planed actions, being constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.

Significant estimates and assumptions used by Company’s management in preparing these financial statements are presented as such:

Mineral reserves and mine useful life

The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.

The estimated volume of mineral reserves is base of the calculation of the depletion portion of their respective mines, and its estimated useful life is a major factor to quantity the provision of environmental rehabilitation of mines when it is written off. Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.

Environmental costs of reclamation

The Company recognizes an obligation under the market value for disposal of assets during the period in which they are incurred in accordance with Note 2.s). Vale considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy and to involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. Although the estimates are revised each year, this provision requires that we project cash flows applicable to the operations.

Income tax and social contribution

The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the Company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the Company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

Contingencies

Contingent liabilities are recorded and/or disclosed, unless the possibility of loss is considered remote by our legal advisors. Contingencies, net of escrow deposits, are arranged in notes to the financial statements Note 2 (s) and 17.

The contingencies of a given liability on the date of the financial statements are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events depends not on our performance, which complicates the realization of precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, and other jurisdictions involves the exercise of significant estimates and judgments of management regarding the results of future events.

Post-retirement benefits for employees

The Company sponsors various plans for post-retirement benefits to their employees in Brazil and abroad, the parent company and group entities, as Note 2 (t).

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.

The Company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.

Reduction in recoverable value of assets

The Company annually tests the recoverability of its tangible and intangible assets, with indefinite useful lives that are mostly of the portion of goodwill for expected future earnings arising from processes of the business combination. The accounting policy is presented in Note 2 (n).

Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus the administration believes it is not possible to determine whether new impairment losses occur in the future.

Fair value of the derivatives and others financial instruments

Fair value of the not traded financial instruments in active market is determined by using valuation techniques The Company uses your own judgment to choose the various methods and assumptions set which are based on market conditions, at the end of the year.

The analysis of the impacts if actual results were different from management’s estimate is presented in note 23 on the topic of sensitivity analysis.

4          Accounting pronouncements

There was no issuance of new pronouncements affecting the statements of the period. The pronouncements mentioned in the financial statements ending 31 December 2010 were adopted with no significant impact on financial statements.

The Company made an option for not early adopt in its financial statements the recently pronouncements issued by IASB, and not yet implemented in Brazil by the CPC that will be in force after the year ended December 31, 2012.  The Company is evaluating the possible effects that can rise with the adoption of this pronouncement.

5                 Risk Management

Vale considers that an effective risk management is a key objective to support its growth strategy and financial flexibility.

Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. Thus, Vale evaluates not only the impact of financial market trading variables on the results of the business (market risk), as well as the risk from counterparties obligations (credit risk), those relating to production processes (operational risk) and those from the liquidity risk.

a)              Risk management policy

The board of directors established the risk management policy in order to support the company’s growth planning, improve its capital structure, ensure flexibility and financial solidness and increase transparency and decision process support.

The risk management policy determine that Vale should evaluate regularly the risk profile associated to its cash flow, as well its mitigation strategies that could reduce the risks in relation for the fulfillment of the commitments assumed by the Company, as well as with its stockholders, and for its third parties.

The executive board is responsible for the evaluation and approval of the risk mitigation, and to supports it in its responsibilities, the Board of Directors established the Executive Committee of Risk Management. The committee is responsible for issuing opinion on the principles and instruments of risk management, reporting periodically to the executive board about the management process and monitoring the main risks that the Company is exposed, as well, the potential impact over the cash flow.

The risk Management norms and instructions complement the corporate risk management policy and define practices, processes, controls, “role” and responsibilities in the company regarding risk management.

b)              Liquidity risk management

Vale´s liquidity risk arises from the possibility that we may not be able to settle or meet our obligations on due dates and cash requirements due to financial market liquidity constraints.

To mitigate this risk, Vale has revolving credit facilities to increase its short term liquidity and to enable more efficient cash management, in agreement with its strategic focus on cost reduction of capital. The revolving credit facility was acquired from a syndicate compound by a set of several global commercial banks, according to Note 23.

c)              Credit risk management

Vale’s credit risk arises from potential negative impacts in its cash flows in the cases which our counterparties don’t meet their contractual obligations. To manage this risk, Vale maintains group-wide procedures such as controlling credit limits, guaranteeing counterparty diversification and monitoring the portfolio’s consolidated credit risk.

Vale’s counterparties can be divided into three main categories: 1) commercial customers who generated receivables to Vale through payment term sales; 2) financial institutions in which Vale invests its cash or are counterparty in a derivative contract; 3) equipments, products or service suppliers which received advance payments for their products or services.

•                  Commercial Credit Risk Management

For the commercial credit exposure arising from sales of our products and services to final customers, the Corporate Risk Management Department approves a credit risk limit for every counterpart. Also, the Executive Board establishes annually global credit risk limits for the portfolio and working capital cost limits, and these limits are monitored on a monthly basis.

Vale attribute a risk rating for each client using an own quantitative methodology basis on analysis of credit risk, from three main sources of information: i) the Expected Default Frequency (EDF) provided by KMV model (Moody’s), ii) the credit ratings attributed by major international rating agencies; iii) the financial statements of the client to economic and financial evaluation based on financial indicators.

When is ever necessary, the analysis of quantitative credit risk is complemented by a qualitative analysis that takes into account, for example, the payment history of the counterparty, the time relationship business with Vale, its strategic position in its economic sector, among other factors.

According to the credit risk of a particular counterparty or in accordance with the consolidated credit risk profile of Vale, risk mitigation strategies are used to minimize the credit risk of the Company to achieve the level of risk approved by the Executive Board. Among the main strategies to mitigate credit risk, stand out credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has a geographically diversified portfolio of receivables, with China, Europe, Brazil and Japan, countries / regions that present the most significant exposures. According to region, different types of guarantees can be used to improve the credit quality of receivables.

The Company closely monitors its receivables portfolio through the Credit and Collection Committee, where the areas of risk management, collection and trade, monitoring the position of each counterparty. Additionally, the Vale has systemic controls of credit risk to block any further sale to a counterparty which has, along with Vale, past due receivables.

•                  Treasury Credit Risk Management

For credit exposures arising from cash investments and derivatives, credit limits to counterparties are annually approved by the Executive Board. Furthermore, the Risk Management Department controls the portfolio diversification, the exposure due to spreads variations and the overall credit risk of Vale’s consolidated treasury portfolio. Daily and monthly reports are generated to the Executive Risk Committee and to the Executive Board.

The credit exposure to counterparties due to derivatives is defined as the sum of the credit exposures given by each derivative that Vale has with a certain counterpart. And, finally, the credit exposure for each derivative is defined as the potential future fair value calculated within the life of the derivative, considering positive scenario for Vale (5% probability) given the joint distribution of the market risk factors that affect that derivative.

Vale assess the creditworthiness of its counterparties in treasury operations following an internal methodology based on the aforementioned framework for commercial credit risk that aims at defining a default probability for each counterparty. Different inputs will be considered depending on the counterparty’s nature (Banks, Insurance Companies, Countries, and Corporations): i)

expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main rating agencies; iv) financial statements data and indicators analysis; v) country’s debt ratios, fiscal and monetary policies and other useful measures for country’s risk assessment.

d)              Market risk management

Vale is exposed to the behavior of several market risk factors that can impact its cash flow. The monitoring of the potential impact on cash flow due to the volatility of these factors - as well as their correlations - is done periodically to support decision making concerning growth strategy, ensure its financial flexibility and to reduce volatility on future cash flows. Thus, market risk mitigation strategies are implemented in order to guarantee that these objectives will be achieved.

Some of these strategies are implemented using financial instruments including derivatives. The financial instruments portfolios are monthly monitored in a consolidated view, in order to allow the financial results follow-up, impact on cash flows and to ensure the strategies adherence with the initial goals.

Considering the nature of Vale’s business and operations, the main market risk factors in which the Company is exposed are:

•                  Interest rates;

•                  Foreign exchange;

•                  Products prices and input and other costs;

Foreign exchange and interest rate risk

The company’s cash flow is subject to volatility of several currencies considering that our product prices are predominantly indexed to US dollars, while most of our costs, disbursements and investments are indexed to other currencies, mainly Brazilian Reais and Canadian dollars.

Whenever necessary to reduce the cash flow impact arising from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swap trades.

The foreign exchange swap trades used to mitigate risks considering debt instruments have similar — or, in some cases, shorter — settlement dates than the final maturity of the debt. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions.

The swaps with shorter settlement dates considering the debt’s final maturity are renegotiated through time so that their final maturity matches — or become closer — to the debt’s final maturity, as far as market liquidity constraints. Therefore, at each settlement date, the swap trade result will partially offset the impact of the foreign exchange rate in Vales obligations, contributing to reduce volatility of the cash flow.

Specifically for those debt instruments denominated in Brazilian Reais, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale debt service (interest and/or principal payment) measured in US Dollars will be partially offset by the positive (or negative) effect from the swap transactions, regardless of the US dollar / Brazilian Real exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also a cash flow exposure to interest rates risks over loans and financings. The US Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US Dollar floating rate debt is mainly subject to changes in the Libor. Considering the impact of interest rate volatility on the cash flow, Vale observes the natural hedges effects between US Dollar floating rates and metal prices in the decision process of acquiring financial instruments for the desired protection.

Products prices and input and other costs

Vale is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and minimize Vale’s cash flow volatility.  Normally, this kind of risk mitigation strategy considers forward transactions, futures or zero-cost collars, among others.

e)              Operational risk

Operational risk management is the structured approach Vale takes to manage uncertainty related to inadequate or failed internal processes, people and systems and to external events.

Vale mitigates operational risk with new controls and improvement of existing ones, with transfer of risk through insurance and establishment of financial provisions.  As a result, the company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans it must invest in, and the controls in place to monitor the impact of operational risk closely and to efficiently allocate capital to reduce it.

f)                Insurance

With the aim of mitigating the appropriate risks, Vale hires several different types of insurance such as insurance of operational risks and civil responsibility, engineering risks insurance (projects), life insurance policy for their employees, among others. The coverage of these policies is contracted in line with the policy of Corporate Risk Management and similar insurance contract by other companies in the mining industry. Among the management instruments, Vale since 2002 have used a captive reinsurance company that allows us to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

Insurance management is performed in Vale with the support of existing insurance committees in the various operational areas of the Company which are composed of various professionals in these units.

6            Acquisitions

a)              Fertilizers Acquisitions

In 2010, Vale acquired 78.92% of total capital and 99.83% of voting capital of Vale Fertilizantes and 100% of the total capital of Vale Fosfatados. In 2011, after the incorporation of Vale Fosfatados by Vale Fertilizantes, Vale increased the stake on Vale Fertilizantes to 84.27%.

The information concerning to the allocation of the purchase price based on the fair value of identifiable assets and assumption liabilities were based in studies realized by the company with the assistance of specialist.

Purchase Price	10.696.105
Portion attributed to non-controlling interest	1.416.208
Book value of proprerty, plant and equipment and mining assets	(3.664.933)
Book value of the assets and assumption liabilities, net	(729.613)
Adjustment to fair value of property, plant and equipment	(9.499.360)
Adjustment to fair value of inventory	(180.762)
Deferred income taxes on above adjustments	3.291.241

Goodwill	1.328.886

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world’s fertilizer business.

In addition to this acquisition in June 2011, the Board of Directors approved the proposed offering of public acquisitions of shares (OPA) which includes the total disbursement  by Vale up to 2,2 billion, of acquisition by its parent Company Mineração Naque S.A. up to 100% of the outstanding shares of its subsidiary Vale Fertilizantes in the market, intending later to close the capital, the outstanding shares of Vale Fertilizantes in the market represents 15.66% of its total capital. The OPA is a move consistent with the strategy of the Vale in becoming a global leader in the fertilizer business.

b)            Others Acquisitions

In April, 2011, the Board of Directors has approved the acquisition of up to 9% of Northern Energy S.A. (NESA), which is currently held by Gaia Energia e Participações S.A. (Gaia), subject to certain conditions. NESA was established with the sole purpose of implementing, operating and exploring of the Belo Monte hydroelectric plant.  Vale estimated an investment of R$ 2,3 billion to repay Gaia by capital contributions made in NESA and commitments of future capital contributions arising from the acquired stake.

7                 Cash and Cash Equivalents

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Cash and bank accounts	1.902.027	1.211.748	54.398	59.159
Short-term investments	19.421.334	12.257.210	6.976.396	4.764.218
	21.323.361	13.468.958	7.030.794	4.823.377

Cash and cash equivalents includes cash values, demand deposits, and investment in financial investments with insignificant risk of changes in value, being part reais indexed to CDI and part in US dollars in Time deposits with maturity less than three months.

8                 Short-term investments

	Consolidated
	June 30, 2011	Decemebr 31, 2010
	(unaudited)
Time deposits	—	2.987.497

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset.

9            Accounts Receivables

	Consolidated		Parent Company
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Denominated in “brazilian reals”	2.574.865	1.861.137	1.951.202	1.595.149
Denominated in other currencies, mainly US dolar	10.796.332	12.297.553	17.027.295	16.903.668
	13.371.197	14.158.690	18.978.497	18.498.817

Allowance for doubtful accounts	(184.058)	(196.384)	(112.173)	(120.693)
	13.187.139	13.962.306	18.866.324	18.378.124

10     Inventories

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Finished products	3.938.035	3.100.890	1.810.692	1.534.837
Process	2.504.066	1.657.976	—	—
Expenditure	2.320.806	2.833.158	937.752	782.134

Total	8.762.907	7.592.024	2.748.444	2.316.971

In June 30, 2011, inventories include provision for adjustment to market value regarding steel and nickel industry products in the amount of R$ 167,635 and R$ 0 (as of December 31, 2010 — R$ 0 and R$ 4,550), respectively.

The cost of inventories recognized in results of the period in relation to the continued operations of the Company in the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, in the amount of R$ 8,628,604, R$ 8,768,542 and R$ 7,191,130, respectively in the consolidated. For the six-months period ended June 30, 2011 and June 30, 2010, in the amount of R$ 17,397,146 e R$ 13,290,708, respectively in the Consolidated, and for the six-months period ended June 30, 2011 and June 30, 2010, in the amount of R$ 8,573,961 and R$ 7,209,968, respectively in the Parent Company.

11          Assets and Liabilities Non Current Held for Sale

•      Aluminum

In February 2011, Vale concluded the transaction announced in May 2010 with Norsk Hydro ASA (Hydro), to transfer all of yours interest in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte - Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their respective off-take rights, outstanding commercial contracts, 60% of Mineração Paragominas S.A., and all of yours other Brazilian bauxite mineral rights.

For this transactions, Vale received R$ 1,081,225 in cash, and 22% (equivalent to 447,834,465 shares) of Hydro’s outstanding common shares (approximately R$ 5,866,105, in accordance with the Hydro’s quotation of closing price on the date of the transaction). Vale will also receive two equal tranches in 3 e 5 years after the closing of the operations of US$ 200 million in cash, in three and five years after completion of the transaction, related to the remaining payment of 40% of the Mineração Paragominas S.A. After transaction date, Hydro’s investment is being evaluated by equity method.

The gain on this transaction, in the amount of R$ 2,492,175, was recorded in results as realized gain on assets available for sales.

•      Kaolin

As part of the portfolio of assets management, Vale is in talks aimed at the sale of liquid assets linked to activity of kaolin. In 2010, Vale sold part of its kaolin’s assets and measured the remaining assets at fair value less cost to sell. The effect of realized and unrealized losses is recognized in income of discontinued operations in 2010. The balances of assets and liabilities classified as held for sale refers mainly to fixed assets balances.

12          Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are represented as follows:

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Income taxes	826.961	781.656	138.663	137.097
Value-added tax - ICMS	1.655.274	944.857	613.787	479.439
PIS and COFINS	1.755.026	1.655.119	1.436.275	1.393.703
Others	136.729	100.092	78.881	75.201
Total	4.373.990	3.481.724	2.267.606	2.085.440

Current	3.524.296	2.869.340	2.083.833	1.960.606
Non-current	849.694	612.384	183.773	124.834
	4.373.990	3.481.724	2.267.606	2.085.440

13          Investments

Changes in investments (unaudited)	Consolidated	Parenty Company
Balance as of December 31, 2010	3.944.565	92.111.361
Acquisitions	6.205.264	2.069.883
Disposals	(24.455)	—
Dividends	(98.902)	(1.233.450)
Cumulated translation adjustment	(350.817)	(3.365.969)
Equity result	98.850	7.505.654
Valuation adjustments	(1.817)	154.371
Balance as of June 30, 2011	9.772.688	97.241.850

Balance as of December 31, 2009	4.562.088	87.894.653
Acquisitions	98.369	958.367
Disposals	—	(1.540.396)
Dividends	(145.785)	(1.103.665)
Cumulated translation adjustment	(484.727)	(83.841)
Equity result	44.168	4.054.956
Incorporation	—	(352.619)
Valuation adjustments	73.528	160.837
Balance as of June 30, 2010	4.147.641	89.988.292

	Investments		Equity results (unaudited)					Received dividends (unaudited)
	Period Six-month		Period three-month			Period Six-month		Period three-month			Period Six-month
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)
Major subsidiaries and affiliated companies
Direct and indirect subsidiaries
ALBRAS - Alumínio Brasileiro S.A. (e)	—	1.087.500	—	—	8.156	—	(43.540)	—	—	—	—	—
ALUNORTE - Alumina do Norte do Brasil S.A. (e)	—	2.731.679	—	—	50.982	—	55.929	—	—	—	—	—
Aços Laminados do Pará	164.388	84.516	(19.260)	(6.712)	—	(25.972)	(6.417)	—	—	—	—	—
Balderton Trading Corp	292.332	312.838	(307)	(5.777)	755	(6.084)	442	—	—	—	—	—
Biopalma da Amazonia	478.696	—	—	—	—	—	—	—	—	—	—	—
BSG Resources S.À R.L	738.435	832.859	(32.460)	(11.404)	—	(43.864)	—	—	—	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	388.153	346.525	44.632	29.728	34.806	74.360	63.884	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	182.406	207.813	12.319	16.274	4.909	28.593	16.461	27.000	—	—	27.000	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	192.987	212.446	7.633	4.703	(6.886)	12.336	7.428	31.795	—	—	31.795	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	118.960	143.496	23.898	16.209	2.749	40.107	5.392	—	—	45.301	—	45.301
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	334.415	333.380	23.922	13.541	1.681	37.463	10.972	36.428	—	—	36.428	—
Ferrovia Norte Sul S.A.	1.746.924	1.743.480	12.490	(9.050)	10.594	3.440	6.547	—	2.922	—	2.922	—
Ferrovia Centro Atlantica (b)	1.994.665	1.916.286	(33.288)	(61.320)	4.775	(94.608)	(18.104)	—	—	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR	3.153.600	3.291.156	(115.233)	(71.467)	(38.255)	(186.700)	(12.354)	—	—	26.500	—	26.500
Mineração Corumbaense Reunida S.A.	921.941	912.533	16.571	9.787	22.428	26.358	(25.856)	—	—	—	—	—
Mineração Paragominas (e)	—	1.812.936	—	(45.810)	—	(45.810)	—	—	—	—	—	—
Minas da Serra Geral S.A. - MSG	49.976	57.972	823	1.287	1.203	2.110	1.518	1.011	—	—	1.011	—
MRS Logística S.A.	897.741	851.202	55.790	60.492	39.156	116.282	62.279	10.892	—	15.034	10.892	15.034
Salobo Metais S.A. (b)	3.933.735	3.270.948	48.826	(4.839)	(34.191)	43.987	(16.131)	—	—	—	—	—
Samarco Mineração S.A.	698.517	676.146	443.959	346.719	440.713	790.678	525.606	356.220	412.088	179.210	768.308	270.450
Sociedad Contractual Minera Tres Valles	386.093	394.076	(9.120)	(771)	—	(9.891)	—	—	—	—	—	—
Vale Austria Holdings GMBH (c)	3.177.952	1.549.736	1.001.010	1.359.929	(7.539)	2.360.939	22.709	—	—	—	—	—
Vale Fertilizantes S.A	10.658.148	7.384.350	66.407	58.881	—	125.288	—	—	—	—	—	—
Vale Fosfatados S.A. (d)	—	3.217.447	—	1.018	—	1.018	—	—	—	—	—	—
Vale Manganês S.A.	722.034	890.074	(5.009)	39.424	64.273	34.415	84.349	—	183.792	—	183.792	—
Vale Florestar	232.910	235.366	(364)	(2.092)	—	(2.456)	—	—	—	—	—	—
Vale Canada Limited	8.989.659	9.250.155	23.935	508.364	(257.780)	532.299	(644.624)	—	—	—	—	—
Vale International S.A. (c)	44.454.702	42.441.747	412.579	3.108.676	1.298.529	3.521.255	3.816.889	—	—	—	—	—
Vale Coal Colombia Ltd.	1.509.101	825.860	21.685	(26.703)	(1.373)	(5.018)	—	—	—	—	—	—
Vale Soluções em Energia	228.548	198.622	(8.398)	(14.447)	—	(22.845)	—	—	—	—	—	—
Urucum Mineração	160.196	120.006	42.323	9.826	20.872	52.149	24.553	—	41.117	—	41.117	—
Others	661.948	833.646	7.896	39.079	(15.192)	46.975	72.856	—	—	—	—	—
	87.469.162	88.166.796	2.043.259	5.363.545	1.645.365	7.406.804	4.010.788	463.346	639.919	266.045	1.103.265	357.285

Affiliated companies
LOG-IN - Logística Intermodal S/A	220.580	223.908	(3.328)	—	1.456	(3.328)	—	—	—	—	—	—
Henan Longyu Energy Resources	465.129	416.092	29.066	39.295	34.085	68.361	69.785	—	—	70.455	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3.125.828	3.064.924	(11.059)	(14.178)	7.332	(25.237)	(329)	—	—	—	—	70.455
Norsk Hydro ASA	5.495.940	—	79.446	—	—	79.446	—	84.079	—	—	84.079	—
Tecnored Desenvolvimento Tecnologico S.A.	89.400	65.855	(302)	(1.390)	—	(1.692)	(18.188)	—	—	—	—	—
Korea Nickel Corp.	8.105	18.382	28	612	108	640	700	—	—	—	—	—
Zhuhai YPM Pellet e Co., Ltd.	35.054	42.180	2.043	(1.165)	2.959	878	8.971	—	—	—	—	—
Others	332.652	113.224	(14.718)	(5.500)	(8.986)	(20.218)	(16.771)	—	—	—	—	—
	9.772.688	3.944.565	81.176	17.674	36.954	98.850	44.168	84.079	—	70.455	84.079	70.455
	97.241.850	92.111.361	2.124.435	5.381.219	1.682.319	7.505.654	4.054.956	547.425	639.919	336.500	1.187.344	427.740

(a) Investments sold in 2011

(b) Investments balances contain values of Advance for Future Capital Increase

(c)Excluded from stockholder’s equity, the entities’ investments already detailed

(d) Incorporated on Vale fertilizantes in 2011

14          Intangible

	Consolidated (Unaudited)
	Period three-month
	Goodwill	Concessions and subconcessions	Right to use	Others	Total
Costs:
Balance at March 31, 2011	8.656.809	11.507.276	1.132.214	1.863.130	23.159.429
Additions	—	57.563	—	184.136	241.699
Disposals	(82.714)	—	—	—	(82.714)
Transfers	—	(34.999)	—	158	(34.841)
Translation adjustments	(94.760)	—	(15.386)	—	(110.146)
Balance at June 30, 2011	8.479.335	11.529.840	1.116.828	2.047.424	23.173.427

Amortization:
Balance at March 31, 2011	—	(3.134.974)	(85.322)	(1.203.615)	(4.423.911)
Additions	—	(140.670)	(10.157)	(61.330)	(212.157)
Disposals	—	(22.331)	—	(12.033)	(34.364)
Transfers	—	330.184	—	(295.343)	34.841
Translation adjustments	—	—	(194)	—	(194)
Balance at June 30, 2011	—	(2.967.791)	(95.673)	(1.572.321)	(4.635.785)

Net Balance	8.479.335	8.562.049	1.021.155	475.103	18.537.642

Costs:
Balance at December 31, 2010	8.654.307	11.287.322	1.129.373	1.792.327	22.863.329
Additions	—	716.310	—	99.425	815.735
Disposals	—	(674.356)	—	(28.464)	(702.820)
Transfers	—	178.000	—	(158)	177.842
Translation adjustments	2.502	—	2.841	—	5.343
Balance at March 31, 2011	8.656.809	11.507.276	1.132.214	1.863.130	23.159.429

Amortization:
Balance at December 31, 2010	—	(3.407.820)	(75.084)	(1.106.637)	(4.589.541)
Additions	—	(138.223)	(10.293)	(109.887)	(258.403)
Disposals	—	589.069	—	12.751	601.820
Transfers	—	(178.000)	—	158	(177.842)
Translation adjustments	—	—	55	—	55
Balance at March 31, 2011	—	(3.134.974)	(85.322)	(1.203.615)	(4.423.911)

Net Balance	8.656.809	8.372.302	1.046.892	659.515	18.735.518

Costs:
Balance at March 31, 2010	7.338.504	10.610.571	1.343.272	1.462.870	20.755.217
Additions	1.351.375	328.132	—	21.763	1.701.270
Disposals	—	(19.150)	—	(22.836)	(41.986)
Translation adjustments	(95.058)	—	(15.547)	—	(110.605)
Balance at June 30, 2010	8.594.821	10.919.553	1.327.725	1.461.797	22.303.896

Amortization:
Balance at March 31, 2010	—	(3.197.247)	(57.931)	(841.799)	(4.096.977)
Additions	—	(123.829)	(3.134)	(45.236)	(172.199)
Disposals	—	41.986	—	—	41.986
Translation adjustments	—	—	(385)	—	(385)
Balance at June 30, 2010	—	(3.279.090)	(61.450)	(887.035)	(4.227.575)

Net Balance	8.594.821	7.640.463	1.266.275	574.762	18.076.321

	Consolidated (unaudited)
	Period Six-month
	Goodwill	Concessions and subconcessions	Right to use	Others	Total
Costs:
Balance at December 31, 2010	8.654.307	11.287.322	1.129.373	1.792.327	22.863.329
Additions	—	693.120	—	293.711	986.831
Disposals	(82.714)	(593.603)	—	(38.614)	(714.931)
Transfers	—	143.001	—	—	143.001
Translation adjustments	(92.258)	—	(12.545)	—	(104.803)
Balance at June 30, 2011	8.479.335	11.529.840	1.116.828	2.047.424	23.173.427

Amortization:
Balance at December 31, 2010	—	(3.407.820)	(75.084)	(1.106.637)	(4.589.541)
Additions	—	(278.893)	(20.452)	(171.217)	(470.562)
Disposals	—	566.738	—	718	567.456
Transfers	—	152.184	—	(295.185)	(143.001)
Translation adjustments	—	—	(137)	—	(137)
Balance at June 30, 2011	—	(2.967.791)	(95.673)	(1.572.321)	(4.635.785)

Net Balance	8.479.335	8.562.049	1.021.155	475.103	18.537.642

Costs:
Balance at December 31, 2009	7.180.763	10.610.571	1.319.127	1.423.780	20.534.241
Additions	1.351.375	571.955	—	79.853	2.003.183
Disposals	—	(185.544)	—	—	(185.544)
Translation adjustments	62.683	—	8.598	—	71.281
Balance at June 30, 2010	8.594.821	10.996.982	1.327.725	1.503.633	22.423.161

Amortization:
Balance at December 31, 2009	—	(3.197.247)	(55.170)	(841.799)	(4.094.216)
Additions	—	(231.837)	(6.242)	(87.072)	(325.151)
Disposals	—	72.565	—	—	72.565
Translation adjustments	—	—	(38)	—	(38)
Balance at June 30, 2010	—	(3.356.519)	(61.450)	(928.871)	(4.346.840)

Net Balance	8.594.821	7.640.463	1.266.275	574.762	18.076.321

	Parent Company (unaudited)
	Period Six-month
	Goodwill	Concessions and subconcessions	Right to use	Others	Total
Costs:
Balance at December 31, 2010	8.654.307	6.189.850	715.676	1.329.150	16.888.983
Additions	—	205.175	—	212.999	418.174
Disposals	(82.714)	(567.821)	—	(34.796)	(685.331)
Translation adjustments	(92.258)	—	—	—	(92.258)
Balance at June 30, 2011	8.479.335	5.827.204	715.676	1.507.353	16.529.568

Amortization:
Balance at December 31, 2010	—	(2.366.332)	(84.906)	(874.637)	(3.325.875)
Additions	—	(161.173)	(11.978)	(171.217)	(344.368)
Disposals	—	565.560	—	13.604	579.164
Balance at June 30, 2011	—	(1.961.945)	(96.884)	(1.032.250)	(3.091.079)

Net Balance	8.479.335	3.865.259	618.792	475.103	13.438.489

Costs:
Balance at December 31, 2009	7.180.763	5.811.024	715.676	1.064.780	14.772.243
Additions	1.351.375	332.379	—	79.853	1.763.607
Interest and monetary variation	—	(168.941)	—	—	(168.941)
Translation adjustments	62.683	—	—	—	62.683
Balance at June 30, 2010	8.594.821	5.974.462	715.676	1.144.633	16.429.592

Amortization:
Balance at December 31, 2009	—	(2.241.075)	(60.996)	(683.799)	(2.983.874)
Additions	—	(109.473)	(11.977)	(89.244)	—
Disposals	—	72.371	—	—	72.371
Balance at June 30, 2010	—	(2.278.177)	(72.973)	(773.043)	(2.911.503)

Net Balance	8.594.821	3.696.285	642.703	371.590	13.518.089

15          Property, Plant and Equipment

	Consolidated (Unaudited)
	Period three-month
	Land	Buildings	Facilities	Computer Equipment	Mineral assets	Others	Construction in progress	Total
Balance at March 31, 2011	584.814	12.537.991	30.683.668	1.133.825	41.573.463	41.806.181	22.299.422	150.619.364
Additions	—	—	—	—	—	—	5.646.519	5.646.519
Disposals	(61)	(14.616)	(3.151)	(8.531)	(7.980)	253.053	223.322	442.036
Transfers	201.026	2.359.374	1.679.827	404.137	(6.805.736)	(6.489.146)	13.525.400	4.874.882
Translation adjustments	—	(1.032.765)	(4.479.571)	(55.777)	3.023.876	6.440.986	287.816	4.184.565
Balance at June 30, 2011	785.779	13.849.984	27.880.773	1.473.654	37.783.623	42.011.074	41.982.479	165.767.366

Depreciation/ Depletion:
Balance at March 31, 2011	—	—	—	—	—	—	—	(18.611.297)
Additions	—	(50.640)	(240.958)	(28.923)	(20.119)	(1.383.895)	—	(1.724.535)
Disposals	—	4	4.480	16	66.771	(350.333)	—	(279.062)
Transfers	—	(771.595)	(4.702.227)	(138.318)	955.465	(218.207)	—	(4.874.882)
Translation adjustments	—	316.444	(166.347)	156.242	(3.313.941)	(2.676.830)	—	(5.684.432)
Balance at June 30, 2011	—	(505.787)	(5.105.052)	(10.983)	(2.311.824)	(4.629.265)	—	(31.174.208)

Net Balance	785.779	13.344.197	22.775.721	1.462.671	35.471.799	37.381.809	41.982.479	134.593.158

Costs:
Balance at December 31, 2010	593.245	10.792.431	31.756.304	1.222.170	43.645.207	43.264.232	20.529.685	151.803.274
Additions	—	—	—	—	—	—	4.076.468	4.076.468
Disposals	—	(191.210)	(1.519.177)	(198)	(98.566)	(945.762)	(386.322)	(3.141.235)
Transfers	(8.431)	2.447.532	754.920	(82.650)	(1.540.195)	(370.850)	(1.200.326)	—
Translation adjustments	—	(510.762)	(308.379)	(5.497)	(432.983)	(141.439)	(720.083)	(2.119.143)
Balance at March 31, 2011	584.814	12.537.991	30.683.668	1.133.825	41.573.463	41.806.181	22.299.422	150.619.364

Depreciation/ Depletion:
Balance at December 31, 2010	—	(2.115.889)	(5.799.491)	(765.982)	(2.972.974)	(10.062.104)	—	(21.716.440)
Additions	—	(46.530)	(227.033)	(30.236)	(90.110)	(701.781)	—	(1.095.690)
Disposals	—	190.572	1.519.057	—	8.357	913.581	—	2.631.567
Transfers	—	(175.959)	387.201	82.469	(957.183)	663.472	—	—
Translation adjustments	—	7.677	1.462.713	2.956	69.515	26.405	—	1.569.266
Balance at March 31, 2011	—	(2.140.129)	(2.657.553)	(710.793)	(3.942.395)	(9.160.427)	—	(18.611.297)

Net Balance	584.814	10.397.862	28.026.115	423.032	37.631.068	32.645.754	22.299.422	132.008.067

Costs:
Balance at March 31, 2010	531.431	9.642.517	27.703.080	1.093.626	40.239.279	34.375.776	26.510.168	140.095.877
Additions	—	—	—	—	—	—	3.803.547	3.803.547
Disposals	—	(6.251)	(2.400)	(202)	—	(32.278)	(31.568)	(72.699)
Transfers	(46.794)	(725.062)	(1.695.328)	1.300.925	(10.944.309)	8.986.512	3.124.056	—
Translation adjustments	—	2.259.126	4.645.972	312.144	(60.443)	3.768.468	(4.699.142)	6.226.125
Balance at June 30, 2010	484.637	11.170.330	30.651.324	2.706.493	29.234.527	47.098.478	28.707.061	150.052.850

Depreciation/ Depletion:
Balance at March 31, 2010	—	(2.239.573)	(9.084.555)	(1.026.186)	(3.320.116)	(11.842.990)	—	(27.513.420)
Additions	—	(205.388)	(423.638)	8.613	(41.946)	(955.388)	—	(1.617.747)
Disposals	—	2.773	1.326	196	2.379	85.355	—	92.029
Transfers	—	53.178	324.581	(523.948)	(231.950)	378.139	—	—
Translation adjustments	—	(33.221)	(688.265)	(45.078)	(1.008.092)	2.587.720	—	813.064
Balance at June 30, 2010	—	(2.422.231)	(9.870.551)	(1.586.403)	(4.599.725)	(9.747.164)	—	(28.226.074)

Net Balance	484.637	8.748.099	20.780.773	1.120.090	24.634.802	37.351.314	28.707.061	121.826.776

	Consolidated (unaudited)
	Period Six-month
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	Construction in progress	Total
Costs:
Balance as of December 31, 2010	593.245	10.792.431	31.756.304	1.222.170	43.645.207	43.264.232	20.529.685	151.803.274
Acquisitions	—	—	—	—	—	—	9.793.590	9.793.590
Disposals	(61)	(205.826)	(1.522.328)	(8.729)	(106.546)	(692.709)	(163.000)	(2.699.199)
Transfers	192.595	4.806.906	2.434.747	321.487	(8.345.931)	(6.859.996)	12.325.074	4.874.882
Translation adjustment	—	(1.543.527)	(4.787.950)	(61.274)	2.590.893	6.299.547	(502.870)	1.994.819
Balance as of June 30, 2011	785.779	13.849.984	27.880.773	1.473.654	37.783.623	42.011.074	41.982.479	165.767.366

Depreciation/ depletion:
Balance as of December 31, 2010	—	(2.115.889)	(5.799.491)	(765.982)	(2.972.974)	(10.062.104)	—	(21.716.440)
Acquisitions	—	(97.170)	(467.991)	(59.159)	(110.229)	(2.085.676)	—	(2.820.225)
Disposals	—	190.576	1.523.537	16	75.128	563.248	—	2.352.505
Transfers	—	(947.554)	(4.315.026)	(55.849)	(1.718)	445.265	—	(4.874.882)
Translation adjustment	—	324.121	1.296.366	159.198	(3.244.426)	(2.650.425)	—	(4.115.166)
Balance as of June 30, 2011	—	(2.645.916)	(7.762.605)	(721.776)	(6.254.219)	(13.789.692)	—	(31.174.208)

Net balance	785.779	11.204.068	20.118.168	751.878	31.529.404	28.221.382	41.982.479	134.593.158

Costs:
Balance as of December 31, 2009	477.304	7.919.556	26.105.215	825.208	32.426.010	36.538.246	31.237.806	135.529.345
Acquisitions	—	—	—	—	—	—	6.855.967	6.855.967
Disposals	—	(7.027)	(70.457)	(264)	—	(98.439)	(161.234)	(337.421)
Transfers	7.333	945.290	(84.782)	1.562.671	(3.599.204)	6.350.698	(5.182.006)	—
Translation adjustment	—	2.312.511	4.701.348	318.878	407.721	4.307.973	(4.043.472)	8.004.959
Balance as of June 30, 2010	484.637	11.170.330	30.651.324	2.706.493	29.234.527	47.098.478	28.707.061	150.052.850

Depreciation/ depletion:
Balance as of December 31, 2009	—	(2.226.824)	(9.051.291)	(780.251)	(3.471.812)	(11.051.274)	—	(26.581.452)
Acquisitions	—	(255.896)	(690.715)	(72.631)	(80.089)	(1.392.258)	—	(2.491.589)
Disposals	—	2.905	62.035	237	2.379	95.478	—	163.034
Transfers	—	99.747	513.444	(685.762)	28.035	44.536	—	—
Translation adjustment	—	(42.163)	(704.024)	(47.996)	(1.078.238)	2.556.354	—	683.933
Balance as of June 30, 2010	—	(2.422.231)	(9.870.551)	(1.586.403)	(4.599.725)	(9.747.164)	—	(28.226.074)

Net balance	484.637	8.748.099	20.780.773	1.120.090	24.634.802	37.351.314	28.707.061	121.826.776

	Parent Company (Unaudited)
	Period Six-month
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	Construction in progress	Total
Costs:
Balance as of December 31, 2010	361.738	3.425.775	13.252.111	216.753	3.267.659	17.075.281	17.961.535	55.560.852
Acquisitions	—	—	—	—	—	—	5.256.438	5.256.438
Disposals	(61)	(192.663)	(1.521.666)	(299)	(92.974)	(475.413)	(159.881)	(2.442.957)
Transfers	187.808	877.294	1.964.304	596.661	307.588	(1.129.487)	(1.382.514)	1.421.654
Balance as of June 30, 2011	549.485	4.110.406	13.694.749	813.115	3.482.273	15.470.381	21.675.578	59.795.987

Depreciation/ depletion:
Balance as of December 31, 2010	—	(882.563)	(4.672.694)	(39.844)	(502.922)	(5.001.058)	—	(11.099.081)
Acquisitions	—	(53.512)	(244.353)	(52.158)	(49.616)	(646.923)	—	(1.046.562)
Disposals	—	189.447	1.519.446	240	68.223	413.110	—	2.190.466
Transfers	—	(277.908)	53.363	(491.582)	(1.001)	(704.526)	—	(1.421.654)
Balance as of June 30, 2011	—	(1.024.536)	(3.344.238)	(583.344)	(485.316)	(5.939.397)	—	(11.376.831)

Net balance	549.485	3.085.870	10.350.511	229.771	2.996.957	9.530.984	21.675.578	48.419.156

Costs:
Balance as of December 31, 2009	271.802	3.111.165	14.222.317	904.330	1.975.980	16.545.646	12.025.411	49.056.651
Acquisitions	—	—	—	—	—	—	2.750.474	2.750.474
Disposals	—	(4.380)	(36.160)	(262)	(54.128)	(38.553)	(156.123)	(289.606)
Transfers	56.126	683.072	705.778	1.092.433	1.492.910	(754.212)	(1.738.356)	1.537.751
Balance as of June 30, 2010	327.928	3.789.857	14.891.935	1.996.501	3.414.762	15.752.881	12.881.406	53.055.270

Depreciation/ depletion:
Balance as of December 31, 2009	—	(779.554)	(4.469.905)	(601.960)	(444.630)	(5.297.919)	—	(11.593.968)
Acquisitions	—	(49.494)	(263.265)	(69.037)	(59.546)	(112.875)	—	(554.217)
Disposals	—	2.640	28.127	235	58.177	12.367	—	101.546
Transfers	—	(190.201)	(14.198)	(641.970)	—	(691.382)	—	(1.537.751)
Balance as of June 30, 2010	—	(1.016.609)	(4.719.241)	(1.312.732)	(445.999)	(6.089.809)	—	(13.584.390)

Net balance	327.928	2.773.248	10.172.694	683.769	2.968.763	9.663.072	12.881.406	39.470.880

Depreciation of the period allocated to the production cost and expenses, for the three-months period ended at June 30, 2011,  March 31, 2011, and June 30, 2010, in the amount of R$ 1,553,128, R$ 1,599,038 and R$ 1,355,861, respectively, and for the six-months period ended at June 30, 2011 and June 30, 2010, in the amount of R$ 3,152,166 and R$2,7156,166, respectively in the consolidated, and at June 30, 2011 and June 30, 2010, in the amount of R$ 937,985 and R$ 990,522, respectively in the parent company.

The net property, plant and equipments given in guarantees for judicial claims at June 30, 2011 and December 31, 2010 correspond to R$ 252,925, and R$ 302,818 in the consolidated, and R$ 193,388 and R$ 234,057 in the parent company, respectively.

16          Loans and Financing

Short-Term Debt

	Consolidated
	March 31, 2011	Decemebr 31, 2010
	(unaudited)
Export-import financing	671.653	804.754
Working capital	154.209	339.716
	825.862	1.144.470

Refer to short-term financing for export denominated in US dollars, with an average interest rate of 1,88% at June 30, 2011.

Long-term debt

			Consolidated
	Current liabilites		Non-Current liabilities
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing denominated in the following currencies:
U.S. dollars	1.864.450	4.062.179	5.811.368	5.416.060
Other debt securities	18.733	29.400	423.058	361.590
Fixed rate notes US dollares	632.246	—	15.340.930	17.065.330
Euro	—	—	1.700.038	1.671.000
Perpetual notes	—	—	121.766	130.260
Accrued charges	330.998	400.930	—	—
	2.846.427	4.492.509	23.397.160	24.644.240
Domestic operations
Indexed by TJLP, TR, IGP-M and CDI	231.655	186.120	7.210.823	6.962.954
Basket of currencies	9.367	2.340	357.492	207.340
Loans in U.S. dollars	33.070	2.020	1.260.947	1.229.300
Non-convertible debentures	—	—	4.642.711	4.735.650
Accrued charges	190.096	183.410	—	—
	464.188	373.890	13.471.973	13.135.244
	3.310.615	4.866.399	36.869.133	37.779.484

			Parent company
	Current liabilites		Non-Current liabilities
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing in:
U.S. dollars	108.633	235.565	2.528.514	2.530.855
Other currencies	2.704	5.016	1.700.025	—
Euro	—	—	—	1.671.000
Accrued charges	33.026	73.166	—	—
	144.363	313.747	4.228.539	4.201.855
Domestics operations
Indexed by TJLP, TR, IGP-M and CDI	165.164	121.007	6.300.520	6.274.547
Basket of currencies	2.689	2.345	330.634	207.044
Loans in U.S. dollars	27.426	—	1.257.032	1.224.316
Non-convertible debentures	—	—	4.000.000	4.000.000
Accrued charges	190.523	179.054	—	—
	385.802	302.406	11.888.186	11.705.907
	530.165	616.153	16.116.725	15.907.762

The long-term portions at June 30, 2011 have maturity in the following years (unaudited):

	Consolidated		Parent Company
2012	1.190.267	3%	285.175	2%
2013	6.074.615	16%	4.566.919	28%
2014	2.294.135	6%	1.695.169	11%
2015	1.698.219	5%	696.693	4%
2016 onwards	24.846.958	67%	8.872.769	55%
No due date (Perpetual notes and non-convertible debentures)	764.939	3%	—	—
	36.869.133	100%	16.116.725	100%

As at June 30, 2011, annual interest rates on long-term debt were as follows (unaudited):

	Consolidated	Parent Company
Up to 3%	7.769.975	3.939.281
3,1% to 5%	3.783.693	2.027.836
5,1% to 7% (*)	16.110.912	1.318.590
7,1% to 9% (**)	4.932.663	2.193.666
9,1% to 11% (**)	287.752	—
Over 11% (**)	7.169.865	7.167.517
Variable (Perpetual notes)	124.888	—
	40.179.748	16.646.890

(*) Includes the operation of Eurobonds which we have entered derivative financial instrument at a cost of 4.71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. These operations derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$10,783,720, of which R$9,336,323 has an original interest rates above 7.1% per year. The average cost after taking into account the derivative transaction is 3.29% per year in US dollars.

The total average cost of all derivative transactions is of 3.49% per year in US dollars.

In June 2010, a prepayment Export in the amount of US$500 million (equivalent to R$901 million on June 30, 2011) a captured maturing in 10 years.

In September 2010, Vale signed an agreement with The Export-Import Bank of China and Bank of China Limited to finance the construction of 12 vessels with a capacity of 400,000 dwt (dead weight tonnage — dwt), totaling up to US$1,229 million (equivalent to R$2,048 million on June 30, 2011). The financing has a total term for payment of 13 years and Vale will receive the funds over the next three years according to the schedule of construction of ships. Until June 30, 2011, US$427 million (equivalent to R$667 million on June 30, 2011) was disbursed in accordance with the agreement.

In September 2010, Vale issued US$1 billion (equivalent to R$1,694 million on June 30, 2011) in notes maturing in 2020 and US$750 million (equivalent to R$1,271 million in June 30, 2011) in notes maturing 2039. Notes for 2020 will have a coupon of 4.625% per year, payable semi-annually half yearly at a price of 99.030% of face value of the title. The notes of 2039 issued at a price of 110.872% of face value of the title, will be consolidated with the bonus of US$1 billion issued by Vale Overseas in November 2009 with a coupon of 6.875% and maturing in 2039, forming a single series.

Credit lines

Vale has available lines of revolving credit that can be disbursed and paid optionally. On June 30, 2011, the amount available involving credit lines was US$ 4,100 million (equivalent to R$6,401 million on June 30, 2011). Until June  30, 2011, no amounts were withdrawn, but letters of credit totaling US$ 118 million (equivalent to R$ 184 million on June 30, 2011) relating to the line of credit were issued in favor of subsidiary Vale Canada Limited and continue outstanding according to the revolving credit terms.

In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau,  Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million (equivalent to R$468 million in June 30, 2011) with a final maturity of 10 years. As of June 30, 2011 we had drawn all amounts available under this facility.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion (equivalent to R$ 1,561 million on June 30, 2011). As of June 30, 2011, Vale disbursed US$ 500 million (equivalent to R$ 781 million on June 30, 2011).

In June 2010, Vale established some credit lines totaling R$774 million with the Banco Nacional de Desenvolvimento Econômico Social — BNDES, in order to finance the acquisition of domestic equipments. In March 2011, Vale increased the amount of credit lines through a new agreement with BNDES in R$ 103 million. Until June 30, 2011, R$ 341 million was disbursed in this agreement.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of US$ 5 billion (equivalent to R$ 7,805 million on June 30, 2011), being US$ 3 billion (equivalent to R$ 4.683 on June 30, 2011) with Japan Bank for International Cooperation (JIBC) and US$ 2 billion (equivalent to R$ 3.122 on June 30, 2011 ) with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. Until June 30, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew US$ 300 million (equivalent to R$ 468 million at June 30, 2011), under this credit facility to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of US$7,300 million with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) to finance its investment program. Until June 30, 2011, Vale withdrew R$ 1,973 million in this line.

Guarantees

On June 30, 2011, R$ 1,186 million of the outstanding debt was secured by receivables and fixed assets. The remaining balance in the amount of R$38,993 million has no guarantees.

Vale’s main covenants require comply with certain indicators, as the debt versus EBITDA and interest coverage. As of June 30, 2011, Vale is in compliance with the required levels for the indicators.

17          Provision

Vale and its subsidiaries are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues in court proceedings, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company management, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

a)              Provision for contingences

Provisions that are considered by management of the Company and its legal counsel as necessary to cover possible losses in legal proceedings of any kind are detailed as follows:

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Tax contingencies	1.378.378	1.477.488	401.844	324.518
Civil contingencies	915.689	893.434	648.313	680.338
Labor contingencies	1.315.521	1.277.360	1.097.879	1.072.097
Environmental contingencies	71.864	64.059	40.134	30.820

Total accrued liabilities	3.681.452	3.712.341	2.188.170	2.107.773

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Balance at the beginning of the period	3.712.341	4.201.617	2.107.773	2.730.560
Provisions, net of reversals	296.085	76.307	323.863	(61.458)
Payments	(350.332)	(606.231)	(260.803)	(601.677)
Monetary update	23.358	40.648	17.337	40.348

Balance at the end of period	3.681.452	3.712.341	2.188.170	2.107.773

I)                     Provisions for Tax Contingencies

The main nature of tax causes refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources - CFEM and about denials of compensation claims of credits in the settlement of federal taxes. The other causes refer to the charges of Additional Port Workers Compensation - AITP and questions about the location for the purpose of incidence of Service Tax - ISS.

II)      Provision for Civil Contingencies

They are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

III)             Provision for Labor Contingencies

Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring objects are payment of overtime, hours in “intinere”, hazard pay and unhealthy.

The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whose core is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits as at June 30, 2011, December 31, 2010 totaling R$ 3.133.280, R$ 3,062,337, in the consolidated company and R$ 2.357.246 and R$ 2,312,465 in the parent company, respectively. Judicial deposits are collateral to those provisions, required by court, are monetarily restated and are recorded in non-current assets of the Company until happens the judicial decision of redeem these deposits by the complainant, unless happens a favorable outcome of the issue for the entity.

The Company is challenging in court actions for which there is the expectation of possible losses. The company believes that these shares would not fall under the provision, since there is a strong legal foundation for such. These contingent liabilities are distributed among tax, civil, social security, and labor claims, and represent on June 30, 2011 and December 31, 2010, the amount of R$ 38,055,097 and R$ 9,605,546 in the consolidated company and R$ 32,023,011 and R$ 4,484,876 on the parent company, respectively.

The variation in possible contingencies reflects the change in the outcome of the case filed by Vale to contest Vale to contest the constitutionality of Article 74 of Provisional 2.158-34/2001, which determines the payment, in Brazil, income tax and social contribution on net income on the profits of foreign subsidiaries. This quarter, based on recent jurisprudence and similar legal cases, our legal counsel, alter the probability of loss from remote to possible.

b)              Asset Retirement Obligations

The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. Changing circumstances, law or technology may affect the estimates and periodically the amount allocated is reviewed and adjusted when necessary. The provision does not reflect duties unclaimed because there is no information about it. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to June 30, 2011, December 31, 2010 were 7,96%. The recorded liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated		Parent Company
	June 30, 2011	Decemebr 31, 2010	June 30, 2011	Decemebr 31, 2010
	(unaudited)		(unaudited)
Accrual in the begining of	2.591.435	2.086.800	805.265	846.022
Expenses additions	116.929	204.536	54.575	132.275
Financing settlement in the period	(48.314)	(78.140)	(22.298)	(77.057)
Estimative review on cash flows	(148.039)	383.941	—	(95.975)
Cumulative translation adjustment	(28.244)	(5.702)	—	—
Accrual in the end of	2.483.767	2.591.435	837.542	805.265
Current	85.569	128.281	22.130	44.427
Non-Current	2.398.198	2.463.154	815.412	760.838
Total of liabilities accrued	2.483.767	2.591.435	837.542	805.265

18     Income Tax and Social Contribution Deferred

The Company’s income is subject to a common taxable rule applicable to all companies in general.  The net deferred movements are presented as follows (unaudited):

	Consolidated	Parent company

Assets	2.439.984	1.788.980
Liabilites	(12.947.141)	(3.574.271)
Deffered tax balance on December 31, 2010	(10.507.157)	(1.785.291)

Net income effects	(849.301)	(621.840)
Cumulative translation adjustment	237.709	—
Tax losses consumption	(199.148)	—
Defferred social contribution	3.574.271	3.574.271
Other comprehensive income	(32.001)	(32.001)
Deffered tax balance on June 30, 2011	(7.775.627)	1.135.139
Assets	1.781.353	1.135.139
Liabilites	(9.556.980)	—
	(7.775.627)	1.135.139

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations are subjects to vary rates depending on jurisdiction.

In July 2011, as a consequence of a reformulation of the competent Brazilian authorities’ decision in a process related to suspension of payment of the Social Contribution on Net Income (“CSLL”) on export revenues, the Company transferred the provision already recorded on current liability.

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated					Parent Company
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Income before tax and social contribution	14.171.075	13.668.055	8.029.029	27.839.130	10.724.093	26.251.691	10.792.204
Results of equity investments	(81.176)	(17.674)	(36.954)	(98.850)	(44.168)	(7.505.654)	(4.054.956)
Tax effect on non-taxable functional currency	112.388	80.162	(319.318)	192.550	(1.087.800)	—	—
	14.202.287	13.730.543	7.672.757	27.932.830	9.592.125	18.746.037	6.737.248
Income tax and social contribution at statutory rates - 34%	(4.828.778)	(4.668.385)	(2.608.738)	(9.497.163)	(3.261.323)	(6.373.653)	(2.290.664)
Income tax and social contribution on interest on capital	411.382	728.867	373.320	1.140.249	747.320	1.119.849	747.320
Tax incentives	393.945	352.631	461.354	746.576	509.666	590.213	391.627
Results of overseas companies taxed by different rates which differs from the parent company rate	351.343	1.200.710	433.713	1.552.053	1.001.974	—	—
Reversion of income tax deffered	(223.773)	—	—	(223.773)	—	—	—
Others	(95.143)	(80.991)	42.009	(176.134)	57.468	(21.758)	109.958
Income tax and social contribution on the income for the period	(3.991.024)	(2.467.168)	(1.298.342)	(6.458.192)	(944.895)	(4.685.349)	(1.041.759)

In Brazil, Vale has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally expire until 2018. Part of the iron and railroad operations in the North was recognized as incentives by 10 years since 2009. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia - SUDAM and the Northeast Development Superintendence - SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders.

Abroad, Vale has tax incentives related to the Goro project in New Caledonia that include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary tax incentives in which are subject to an earlier interruption, in case the project reaches a specific cumulative rate of return. Goro is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. The benefits of this legislation are expected to apply any taxes then applicable when the Goro project is in operation.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

In Brazil, the use of compensatory of tax losses accurate not prescribing, and its use is restricted to 30% of taxable income in calculating the annual and quarterly income tax.

19     Employee Benefits Obligations

a)              Costs of retirement benefit obligations

In the 2010 annual statements of Vale disclosed that expects to disburse in 2011 with pension plans and other benefits to the consolidated R$ 540,039 and for the parent company R$ 222,151. Until June 30, 2011, contributions totaled R$ 326,936 in consolidated and R$ 133,383 in the parent company. Vale does not expect significant changes in estimates disclosed in 2010.

It was made a special contribution by Vale Canada Limited to the defined benefit plan in the amount of R$ 534,208 during the period. This contribution was made in order to bring the proper proportion to the plan, according to the Canadian regulatory requirements.

	Consolidated
	Period three-month
	June 30, 2011			March 31, 2011			June 30, 2010
	Overfunded pension (*)	Underfunded pension	Underfunded other benefits	Overfunded pension (*)	Underfunded pension	Underfunded other benefits	Overfunded pension (*)	Underfunded pension	Underfunded other benefits

Service cost - benefits earned during the period	139	30.307	13.174	920	33.137	13.475	—	30.191	11.786
Interest cost on projected benefit obligation	162.551	171.921	41.760	162.316	173.073	42.151	126.046	159.094	42.804
Expected return on assets of the plan	(273.474)	(161.630)	(319)	(275.215)	(154.652)	(333)	(209.838)	(145.719)	—
Amortizations of transitory initial obligation	—	9.897	(6.584)	—	14.506	(7.051)	—	—	—
Effect of the limit on paragraph 58 (b)	110.784	—	—	111.979	—	—	—	—	—
Net pension cost	—	50.495	48.031	—	66.064	48.242	(83.792)	43.566	54.590

	Consolidated
	Period Six-month
	June 30, 2011			June 30, 2010
	Overfunded pension (*)	Underfunded pension	Underfunded other benefits	Overfunded pension (*)	Underfunded pension	Underfunded other benefits

Service cost - benefits earned during the period	1.059	63.444	26.649	46	58.444	21.733
Interest cost on projected benefit obligation	324.867	344.994	83.911	252.093	319.573	85.462
Expected return on assets of the plan	(548.689)	(316.282)	(652)	(419.677)	(291.055)	—
Amortizations of transitory initial obligation	—	24.403	(13.635)	—	—	—
Effect of the limit on paragraph 58 (b)	222.763	—	—	—	—	—
Net pension cost	—	116.559	96.273	(167.538)	86.962	107.195

	Parent Company
	Period Six-month
	June 30, 2011			June 30, 2010
	Overfunded pension (*)	Underfunded pension	Underfunded other benefits	Overfunded pension (*)	Underfunded pension	Underfunded other benefits

Service cost - benefits earned during the period	32	13.855	2.364	46	13.528	1.968
Interest cost on projected benefit obligation	286.347	152.042	21.446	252.093	127.351	17.195
Expected return on assets of the plan	(497.076)	(138.416)	—	(419.677)	(111.405)	—
Amortizations of transitory initial obligation	—	—	—	—	—	—
Effect of the limit on paragraph 58 (b)	210.697	—	—	—	—	—
Net pension cost	—	27.481	23.810	(167.538)	29.474	19.163

(*) The Company did not recorded on its balance sheet the assets and related counterparts resulting from actuarial valuation of surplus plans, because there is none a clearly evidence about its performance, in accordance as established in the paragraph 58 (b) of CPC 33.

b)              Profit Sharing Plan

The Company, based in the Profit Sharing Program (PPR) allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.

The Profit Sharing in the Company for each employee is calculated individually depending on the achievement of goals previously established by indicators blocks according performance as: the Company, Department or Business Unit, Team, individual, and related on the individual competence. The contribution of each block of performance in the score of employees is discussed and agreed each year, between Vale and the unions representing their employees.

The Company accrued expenses / costs related to profit sharing as follows (unaudited):

	Consolidated
	Period three-month			Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Operacional expenses	153.754	159.177	110.491	312.931	202.267
Cost of products	196.263	203.888	120.144	400.151	235.733
Total	350.017	363.065	230.635	713.082	438.000

	Parent Company
	Period Six-month
	June 30, 2011	June 30, 2010

Operacional expenses	264.911	156.739
Cost of products	333.147	233.787
Total	598.058	390.526

c)              Non-current incentive compensation plan

Aiming to promote the vision of “shareholder”, in addition to increasing the ability to retain executives and to strengthen the performance culture supported the Board of Directors approved a Long-term Compensation Plan, for some executives of the Company, which was implemented for 3-year cycles.

Under the terms of the plan, the participants, restricted to certain executives, may allocate a portion of their annual bonus plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.

The shares purchased by the executive have no restrictions and can according to its own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equal to the amount of stock holdings based on market quotations. The total number of shares subject to the plan on June 30, 2011 and December 31, 2010 is 3,136,014 and 2,458,627, respectively.

Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of shares based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

We account for the cost of compensation provided to our executives who are under this incentive long-term compensation plan according to requirements of the CPC as 10 “Share-based payments.” Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. The compensation costs incurred are recognized by the vesting period defined in three years. In the three-months period ended June 30, 2011, March 31, 2011 and June 30, 2010, Vale has recorded a provision of R$ 172.567, R$ 206.184 and R$134.489, respectively, in income.

20     Classification of Financial Instruments

The assets and liabilities are classified into four categories of measurement: assets and liabilities at fair value through income (not including derivatives designated as hedges), assets available for sale, loans and receivables and held to maturity.

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated (Unaudited)
	June 30, 2011
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Available-for-sale	Total
Financial assets
Current
Cash and cash equivalents	21.323.361	—	—	—	21.323.361
Derivatives at fair value	—	1.013.538	224.626	—	1.238.164
Assets available-for-sale	—	—	—	12.615	12.615
Accounts receivable from customers	13.551.617	—	—	—	13.551.617
Related parties	163.273	—	—	—	163.273
	35.038.251	1.013.538	224.626	12.615	36.289.030
Non current
Related parties	24.718	—	—	—	24.718
Loans and financing	476.590	—	—	—	476.590
Derivatives at fair value	—	269.617	26.670	—	296.287
	501.308	269.617	26.670	—	797.595
Total of financial assets	35.539.559	1.283.155	251.296	12.615	37.086.625
Financial liabilities
Current
Suppliers and contractors	7.142.336	—	—	—	7.142.336
Derivatives at fair value	—	99.426	—	—	99.426
Current portion of long-term debt	3.310.615	—	—	—	3.310.615
Loans and financing	825.862	—	—	—	825.862
Related parties	14.120	—	—	—	14.120
	11.292.933	99.426	—	—	11.392.359
Non current
Derivatives at fair value	—	16.453	—	—	16.453
Loans and financing	36.869.133	—	—	—	36.869.133
Related parties	19.052	—	—	—	19.052
Debentures	—	2.213.122	—	—	2.213.122
	36.888.185	2.229.575	—	—	39.117.760

Total of financial liabilities	48.181.118	2.329.001	—	—	50.510.119

	Consolidated
	December 31, 2010
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Available-for-sale	Total
Financial assets
Current
Cash and cash equivalents	13.468.958	—	—	—	13.468.958
Short-term investments	2.987.497	—	—	—	2.987.497
Derivatives at fair value	—	51.423	35.847	—	87.270
Assets available-for-sale	—	—	—	20.897	20.897
Accounts receivable from customers	13.962.306	—	—	—	13.962.306
Related parties	90.166	—	—	—	90.166
	30.508.927	51.423	35.847	20.897	30.617.094
Non-current
Related parties	8.032	—	—	—	8.032
Loans and financing	274.464	—	—	—	274.464
Derivatives at fair value	—	501.722	—	—	501.722
	282.496	501.722	—	—	784.218
Total of assets	30.791.423	553.145	35.847	20.897	31.401.312

Financial liabilities
Current
Derivatives at fair value	5.803.709	—	—	—	5.803.709
Current portion of long-term debt	—	92.182	—	—	92.182
Loans and financing	4.866.399	—	—	—	4.866.399
Related parties	1.144.470	—	—	—	1.144.470
	11.814.578	92.182	—	—	11.906.760
Non-current
Loans and financing	—	14.929	87.751	—	102.680
Related parties	37.779.484	—	—	—	37.779.484
Debentures	3.362	—	—	—	3.362
	37.782.846	14.929	87.751	—	37.885.526

Total of liabilities	49.597.424	107.111	87.751	—	49.792.286

	Parent Company (unaudited)
	June 30, 2011
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Total
Financial assets
Current
Cash and cash equivalents	7.030.794	—	—	7.030.794
Derivatives at fair value	—	634.258	129.967	764.225
Accounts receivables from customers	18.866.324	—	—	18.866.324
Related parties	2.560.969	—	—	2.560.969
	28.458.087	634.258	129.967	29.222.312
Non-current
Related parties	505.867	—	—	505.867
Loans and financing	155.540	—	—	155.540
Derivatives at fair value	—	170.082	—	170.082
	661.407	170.082	—	831.489
Total of financial assets	29.119.494	804.340	129.967	30.053.801

Financial liabilities
Current
Suppliers and contractors	3.472.607	—	—	3.472.607
Derivatives at fair value	—	72.589	—	72.589
Current portion of long-term debt	530.165	—	—	530.165
Related parties	3.953.362	—	—	3.953.362
	7.956.134	72.589	—	8.028.723
Non-current
Derivatives at fair value	—	5.871	—	5.871
Loans and financing	16.116.725	—	—	16.116.725
Related parties	25.221.084	—	—	25.221.084
Debentures	—	2.213.122	—	2.213.122
	41.337.809	2.218.993	—	43.556.802
Total of financial liabilities	49.293.943	2.291.582	—	51.585.525

	Consolidated
	December 31, 2010
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Total
Financial assets
Current
Cash and cash equivalents	4.823.377	—	—	4.823.377
Derivatives at fair value	—	854	35.847	36.701
Accounts receivables from customers	18.378.124	—	—	18.378.124
Related parties	1.123.183	—	—	1.123.183
	24.324.684	854	35.847	24.361.385
Non-current
Related parties	1.936.328	—	—	1.936.328
Loans and financing	163.775	—	—	163.775
Derivatives at fair value	—	284.127	—	284.127
	2.100.103	284.127	—	2.384.230

Total of financial assets	26.424.787	284.981	35.847	26.745.615

Financial liabilities
Current
Suppliers and contractors	2.863.317	—	—	2.863.317
Current portion of long-term debt	616.153	—	—	616.153
Related parties	5.325.746	—	—	5.325.746
	8.805.216	—	—	8.805.216
Non-current
Loans and financing	15.907.762	—	—	15.907.762
Related parties	27.597.237	—	—	27.597.237
Debentures	—	2.139.923	—	2.139.923
	43.504.999	2.139.923	—	45.644.922

Total of financial liabilities	52.310.215	2.139.923	—	54.450.138

21     Fair Value Estimation

The Company reports its assets and liabilities at fair value, based on relevant accounting pronouncements that define fair value, a framework for measuring fair value, which refers to evaluation concepts and practices and requires certain disclosures about fair value.

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost. Based on these approaches, the Company assumes the value that market participants would use when pricing the asset or liability, including assumptions about risks and inherent risks in the inputs used in valuation techniques. These entries can be easily observed, confirmed by the market or not observed. The Company uses techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. According to the pronouncement, those inputs to measure the fair value are classified into three levels of hierarchy. The financial assets and financial liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable on level 1, either directly or indirectly, for the term of the asset or liability; and

Level 3 - Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

The tables below present the assets and liabilities of the parent company and consolidated measured at fair value.

	Consolidated (Unaudited)				Parenty Company (Unaudited)
	June 30, 2011				June 30, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Current
Deriatives at fair value through profit or loss	3.881	1.009.657	—	1.013.538	—	634.258	—	634.258
Derivatives designated as hedges	—	224.626	—	224.626	—	129.967	—	129.967
	3.881	1.234.283	—	1.238.164	—	764.225	—	764.225
Available-for-sale
Financial assets available-for-sale	12.615	—	—	12.615	—	—	—	—
	16.496	1.234.283	—	1.250.779	—	764.225	—	764.225
Non-current
Deriatives at fair value through profit or loss	176	269.441	—	269.617	—	170.082	—	170.082
Derivatives designated as hedges	—	26.670	—	26.670	—	—	—	—
	176	296.111	—	296.287	—	170.082	—	170.082
Total of assets	16.672	1.530.394	—	1.547.066	—	170.082	—	170.082

Financial liabilities
Current
Deriatives at fair value through profit or loss	—	99.426	—	99.426	—	72.589	—	72.589
	—	99.426	—	99.426	—	72.589	—	72.589
Non-current
Deriatives at fair value through profit or loss	—	16.453	—	16.453	—	5.871	—	5.871
	—	16.453	—	16.453	—	5.871	—	5.871

Stockholders’ debentures	—	2.213.122	—	2.213.122	—	2.213.122	—	2.213.122
	—	2.229.575	—	2.229.575	—	2.218.993	—	2.218.993
Total of liabilities	—	2.329.001	—	2.329.001	—	2.291.582	—	2.291.582

	Consolidated				Parenty Company
	December 31, 2010				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial Assets
Current
Derivatives at fair value through profit or loss	21.660	29.763	—	51.423	—	36.701	—	36.701
Derivatives designated as hedges	—	35.847	—	35.847	—	—	—	—
	21.660	65.610	—	87.270	—	36.701	—	36.701
Available-for-sale
Financial assets available-for-sale	20.897	—	—	20.897	—	—	—	—
	20.897	—	—	20.897	—	—	—	—
Non-current
Derivatives at fair value through profit or loss	—	501.722	—	501.722	—	284.127	—	284.127
	—	501.722	—	501.722	—	284.127	—	284.127
Total of assets	20.897	501.722	—	522.619	—	284.127	—	284.127

Financial Liabilities
Current
Derivatives at fair value through profit or loss	19.650	72.532	—	92.182	—	—	—	—
	19.650	72.532	—	92.182	—	—	—	—
Non-current
Derivatives at fair value through profit or loss	784	14.145	—	14.929	—	—	—	—
Derivatives designated as hedges	—	87.751	—	87.751	—	—	—	—
	784	101.896	—	102.680	—	—	—	—

Stockholders’ debentures	—	2.139.923	—	2.139.923	—	2.139.923	—	2.139.923

Total of liabilities	20.434	2.314.351	—	2.334.785	—	2.139.923	—	2.139.923

Methods and Techniques of Evaluation

•               Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                  Derivatives designated or not as hedge

We used evaluation methodologies commonly employed by participants in the derivatives market to the estimated fair value. The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model, widely used by market participants for valuing options. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman, also widely used to price this type of option. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

•                  Stockholders’ Debentures

Their fair values are measured based on market approach, and their reference prices are available on the secondary market.

•      Available-for-sale assets

Comprise the assets that are neither held for trading nor held-to-maturity, for strategic reasons, and have readily available price on the market. Investments are valued based on quoted prices in active markets where available. When there is no market value, we use inputs other than quoted prices.

Measurement of Fair Value Compared to the Accounting Balance

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated (unaudited)
	June 30. 2011
	Balance as per	Fair value at	Level 1	Level 2
Loans (long term)*	39.658.654	40.923.154	28.364.657	12.558.497

* net of interest of R$521.094

	Consolidated (unaudited)
	December 31, 2010
	Balance as per	Fair value at	Level 1	Level 2
Loans (long term)*	42.061.543	44.232.611	33.607.254	10.625.357

* net of interest of R$584,240

	Parent Company (Unaudited)
	June 30. 2011
	Balance as per	Fair value at	Level 1	Level 2
Loans (long term)*	16.423.341	16.153.171	9.824.002	6.329.169

* net of interest of R$ 233.549

	Parent Company (unaudited)
	December 31. 2010
	Balance as per	Fair value at	Level 1	Level 2
Loans (long term)*	16.271.695	16.628.059	13.943.811	2.684.248

* net of interest of R$ 252,220

22     Stockholders’ Equity

a)              Capital

As of June 30, 2011, the capital was R$75,000,000 corresponding to 5.365.304.100 (3.256.724.482 common and 2.108.579.618 preferred) shares with no par value.

Shareholders	Common (ON)	Preferred (PNA)	Total
Valepar S.A.	1.716.435.045	20.340.000	1.736.775.045
Brazilian government (Tesouro Nacional / BNDES / INSS / FPS)	—	12	12

Foreign investors - ADRs	788.872.937	799.830.987	1.588.703.924
FMP - FGTS	100.705.264	—	100.705.264
PIBB - BNDES	2.481.670	3.743.537	6.225.207
BNDESPar	218.386.481	69.432.770	287.819.251
Foreign institutional investors in the local market	142.174.709	346.455.156	488.629.865
Institutional investors	186.650.742	416.844.953	603.495.695
Retail investors in Brazil	53.642.240	352.282.641	405.924.881
Treasury stock in Brazil	47.375.394	99.649.562	147.024.956

Total	3.256.724.482	2.108.579.618	5.365.304.100

Each holder of common and preferred class A shares is entitled to one vote for each share on the issues presented in the general assembly, except the election of the Board, which is restricted to holders of common shares. The Brazilian government owns twelve special preferred shares, which confer permanent rights to veto over specific items.

The holders of common and preferred shares has the same right to receive a mandatory minimum dividend of 25% of annual adjusted net income, based on the books in Brazil, with the approval of the annual general meeting of Stockholders. In the case of preferred Stockholders, this dividend cannot be less than 6% of preferred capital determined on the basis of statutory accounting records or, if greater, 3% of equity value per share. This dividend is considered legal or statutory obligation.

The directors and executive officers as a group hold 54,344 common shares and 670,794 preferred shares.

The Board of Directors may, regardless of statutory reform, deliberate the issuance of new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all no-par-value shares.

b)      Resources linked to the future mandatory conversion in shares

The mandatory convertible notes to be settled as at June 30, 2011 are presented:

	Date		Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE and VALEP - 2012	July/2009	Junho/2012	1.858	1.523	6,75% a.a.

The securities have coupons payable quarterly and are entitled to receive additional compensation equivalent to cash distribution paid to holders of American Depositary Shares (ADS). These notes were bifurcated between the equity instruments and liabilities.

Linked resources for future conversion, net of taxes, are equivalent to the maximum quantity of common and preferred shares, as shown below. All shares are currently held in treasury stock.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE and VALEP - 2012	18.415.859	47.284.800	473	1.050

In April 2011, Vale pay additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of R$ 1.553396 and R$ 1.796672 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALEP-2012, R$0.7776700 and R$0.8994610, respectively, and in October 2010, VALE-2012 and VALEP-2012, R$1.381517 and R$1.597876 per note, respectively.

In June 2010, the notes of Rio and Rio P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.

In April 2010, the Company paid additional interest to holders of mandatorily convertible notes, series RIO and RIO P, R$0.722861 and R$0.857938 per note, respectively, and series VALE-2012 and VALE.P-2012, R$1.042411 and R$1.205663 per note, respectively.

c)              Treasury stocks

In June 30, 2011, the Board of Directors approved the repurchase shares program up to the amount of US$3 billion involving up to 84,814,902 common shares and 102,231,122 preferred shares. The repurchased shares will be canceled after the end of the program to be completed in November 25, 2011.

On June 30, 2011, there are 147.024.956 treasury stocks, in the amount of R$ 4,826,127, as follows (unaudited):

	Shares quantity				Unit acquisition cost			Average quoted market price
Classes	December 31, 2010	Addition	reduction	June 30, 2011	Average	Low(*)	High	June 30, 2011	December 31, 2010
Preferred	99.649.571	—	9	99.649.562	34,69	14,02	46,50	44,83	45,08
Common	47.375.394	—	—	47.375.394	28,90	20,07	52,96	50,08	51,50

Total	147.024.965	—	9	147.024.956

Shares value with splits: R$1,17 preferred and R$1,67 common.

d)              Basic and diluted earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to Stockholders of the company by the weighted average number of shares outstanding (total shares less treasury stock).

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average quantity of shares outstanding to assume conversion of all potential diluted shares. The Company has in its records, mandatorily convertible notes into shares, which will be converted using treasury stock held by the Company. It is assumed that the convertible debt was converted into common shares and net income is adjusted to eliminate interest expense less the tax effect. These notes were recorded as an equity instrument, mainly because there is no option, both for the company and for the holders to liquidate, all or part of, the transactions with financial resources, therefore, recognized net of financial charges, as specific component of Stockholders’ equity.

The values of basic and diluted earnings per share were calculated as follows (Unaudited):

	Consolidated
	Period three-month			Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net income from continuing operations attributable to the Company’s stockholders	10.275.359	11.290.983	6.646.653	21.566.342	9.750.445
Discontinued operations, net of tax	—	—	(11.870)	—	(236.318)
Net income attributable to the Company’s stockholders	10.275.359	11.290.983	6.634.783	21.566.342	9.514.127

Interest to convertible notes linked to preferred	(24.108)	(11.672)	—	(35.780)	—
Interest to convertible notes linked to ordinary	(9.067)	(4.432)	—	(13.499)	—

Interest to convertible notes linked to ordinary	10.242.184	11.274.879	6.634.783	21.517.063	9.514.127

Income available to preferred stockholders	3.894.003	4.286.626	2.552.229	8.180.628	3.660.330
Income available to common stockholders	6.220.831	6.848.062	4.000.184	13.068.893	5.735.522
Income available to convertible notes linked to preferred shares	91.654	100.896	59.281	192.590	85.123
Income available to convertible notes linked to common shares	35.696	39.295	23.088	74.992	33.152
Weighted average number of shares outstanding
(thousands of shares) - preferred shares	2.008.930	2.008.930	2.035.740	2.008.930	2.033.272
Weighted average number of shares outstanding
(thousands of shares) - common shares	3.209.349	3.209.349	3.190.675	3.209.349	3.186.018
Treasury preferred shares linked to mandatorily convertible notes	47.285	47.285	47.285	47.285	47.285
Treasury common shares linked to mandatorily convertible notes	18.416	18.416	18.416	18.416	18.416
Total	5.283.980	5.283.980	5.292.116	5.283.980	5.284.991

Basic
Earnings per preferred share	1,94	2,13	1,25	4,07	1,80
Earnings per common share	1,94	2,13	1,25	4,07	1,80
Diluted
Earnings per convertible notes linked to preferred share (*)	2,45	2,38	1,25	4,83	1,80
Earnings per convertible notes linked to common share (*)	2,43	2,37	1,25	4,81	1,80

Continuous operations
Basic
Earnings per preferred share	1,94	2,13	1,26	4,07	1,85
Earnings per common share	1,94	2,13	1,26	4,07	1,85
Diluted
Earnings per convertible notes linked to preferred share (*)	2,45	2,38	1,26	4,83	1,85
Earnings per convertible notes linked to common share (*)	2,43	2,37	1,26	4,81	1,85

Discontinued operations
Basic
Earnings per preferred share	—	—	(0,01)	—	(0,05)
Earnings per common share	—	—	(0,01)	—	(0,05)
Diluted
Earnings per convertible notes linked to preferred share (*)	—	—	(0,01)	—	(0,05)
Earnings per convertible notes linked to common share (*)	—	—	(0,01)	—	(0,05)

e)                                      Remuneration of Stockholders

In April 2011, the Board of Directors approved the payment on April 29, 2011, of  the first installment of interest on capital, in the amount of R$ 3,174 million, corresponding to R$ 0.608246495 per outstanding share, common or preferred shares, of Vale’s issuance.

On January 14, 2011, the Board of Directors approved the payment from January 31, 2011, of interest on capital, in the total gross amount of R$1,670 millions, which corresponds to approximately R$0.320048038 per outstanding shares, common or preferred, of Vale issuance. This value is subject to the incidence of income tax withheld at the actual rate.

23                                  Derivatives

Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilities
	June 30, 2011 (Unaudited)		Decemebr 31, 2010		June 30, 2011 (Unaudited)		Decemebr 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	937.992	197.782	—	499.479	—	10.409	—	—
EURO floating rate vs. USD floating rate swap	604	—	853	—	—	—	—	—
Swap fixed rate vs. CDI	—	—	4.131	—	21.796	—	33.992	328
Swap USD floating rate vs. fixed rate	—	—	—	—	—	—	602	168
USD floating rate vs. fixed USD rate swap	—	—	—	—	2.575	—	6.342	—
EuroBond Swap	—	71.659	—	—	1.298	—	—	13.649
Pre Dollar Swap	19.828	—	—	1.447	—	5.871	—	—
Swap US$ fixed rate vs. CDI	—	—	—	—	72.589	—	—	—
Rande forward (South Africa)	2.942	—	—	—	—	—	—	—
	961.366	269.441	4.984	500.926	98.258	16.280	40.936	14.145
Commodities price risk
Nickel
Purchase/ sell fixed price	11.232	176	20.864	796	1.132	173	19.650	784
Strategic program	—	—	—	—	—	—	24.863	—
Copper scrap / Strategic copper	—	—	—	—	36	—	—	—
Maritime Freight	—	—	—	—	—	—	2.838	—
Natural gas	—	—	—	—	—	—	—	—
Aluminum	—	—	—	—	—	—	—	—
Bunker oil	40.940	—	25.575	—	—	—	—	—
Coal	—	—	—	—	—	—	3.385	—
Copper	—	—	—	—	—	—	510	—
	52.172	176	46.439	796	1.168	173	51.246	784
Derivatives designated as hedge
Cash flow hedge	129.967	—	35.847	—	—	—	—	—
Stategic nickel	94.659	26.670	—	—	—	—	—	87.751
	224.626	26.670	35.847	—	—	—	—	87.751
Total	1.238.164	296.287	87.270	501.722	99.426	16.453	92.182	102.680

	Parent Company (unaudited)
	Assets
	June 30, 2011		December 31, 2010
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	613.826	170.082	—	—
EURO floating rate vs. US$ floating rate swap	604	—	854	282.680
Swap US$ fixed rate vs. CDI	—	—	—	—
Pre Dollar Swap	19.828	—	—	1.447
	634.258	170.082	854	284.127
Cash flow hedge	129.967	—	35.847	—
	129.967	—	35.847	—
Total	764.225	170.082	36.701	284.127

	Parent Company (unaudited)
	Passivo
	June 30, 2011		Decemebr 31, 2010
	Circulante	Não circulante	Circulante	Não circulante
Foreign exchange and interest rate risk
Swap US$ fixed rate vs. CDI	72.589	—	—	—
Pre Dollar Swap	—	5.871	—	—
Total	72.589	5.871	—	—

Effects of Derivatives on the Income Statement

	Consolidated (unaudited)					Parent Company (unaudited)
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	614.932	290.107	(353.601)	905.039	(429.885)	684.933	(327.387)
Swap US$ floating rate vs. fixed rate	(86)	(97)	(2.711)	(183)	(1.211)	—	—
EURO floating rate vs. US$ floating rate swap	(535)	286	(970)	(249)	(1.720)	(249)	(1.720)
AUD foward	—	(286)	(1.262)	(286)	1.572	—	—
Swap fixed rate vs. CDI	9.735	2.778	(354)	12.513	(608)	—	—
Swap NDF	—	—	1.317	—	1.000	—	—
Swap floating Libor vs. fixed Libor	—	(99)	(553)	(99)	(2.357)	—	—
EuroBond Swap	17.316	69.883	(141.088)	87.199	(141.088)	—	—
Swap Convertibles	—	—	67.111	—	67.111	—	67.111
Swap US$ fixed rate vs. CDI	(72.589)	—	—	(72.589)	—	(72.589)	—
Randes foward	2.558	—	—	2.558	—	—	—
Pre Dollar Swap	9.618	2.891	—	12.509	—	12.509	—
	580.949	365.463	(432.111)	946.412	(507.186)	624.604	(261.996)
Commodities price risk
Nickel
Purchase/ sell fixed price	19.419	22.757	33.174	42.176	17.251	—	—
Strategic program	—	24.993	157.593	24.993	(91.778)	—	—
Scraps/ strategic copper	14	131	541	145	549	—	—
Maritime Freight	—	—	(28.921)	—	(33.999)	—	—
Bunker oil	2.282	53.394	(13.510)	55.676	(24.620)	—	—
Coal	—	(33)	(3.612)	(33)	(5.671)	—	—
	21.715	101.242	145.265	122.957	(138.268)	—	—
Embedded derivatives:
Energy purchase/ aluminum option	—	(12.074)	41.409	(12.074)	466	—	—
	—	(12.074)	41.409	(12.074)	466	—	—
Derivatives designated as hedge
Stategic nickel	(27.327)	(55.353)	—	(82.680)	—	—	—
Cash flow hedge	—	—	33.374	—	33.374	—	33.374
	(27.327)	(55.353)	33.374	(82.680)	33.374	—	33.374
Total	575.337	399.278	(212.063)	974.615	(611.614)	624.604	(228.622)
Financial Income	675.874	467.220	334.519	1.143.094	338.861	697.728	100.485
Financial (Expense)	(100.537)	(67.942)	(546.582)	(168.479)	(950.475)	(73.124)	(329.107)
	575.337	399.278	(212.063)	974.615	(611.614)	624.604	(228.622)

Effects of derivatives on the cash

	Consolidated (Unaudited)					Parent Company (Unaudited)
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(180.855)	(81.067)	(133.864)	(261.922)	(182.495)	(183.706)	(135.344)
Swap US$ floating rate vs. fixed rate	1.811	1.873	3.062	3.684	6.131	—	—
EURO floating rate vs. US$ floating rate swap	—	—	(221)	—	(221)	—	(221)
AUD Foward	—	(3.866)	(10.592)	(3.866)	(12.588)	—	—
Swap fixed rate vs. CDI	—	—	14.027	—	32.749	—	—
Swap floating Libro vs. fixed Libor	—	—	228	—	474	—	—
Swap Convertibles	—	—	(67.111)	—	(67.111)	—	(67.111)
	(179.044)	(83.060)	(194.471)	(262.104)	(223.061)	(183.706)	(202.676)

Commodities price risk
Nickel
Purchase/ sell fixed price	(30.575)	(1.517)	3.770	(32.092)	2.308	—	—
Strategic program	—	—	64.497	—	89.350	—	—
Scraps/ strategic copper	(158)	493	—	335	—	—	—
Maritime Freight	—	2.852	(16.990)	2.852	(35.095)	—	—
Bunker oil	(24.209)	(12.556)	(18.376)	(36.765)	(41.276)	—	—
Aluminum	—	—	—	—	27.640	—	—
Coal	—	3.436	574	3.436	574	—	—
	(54.942)	(7.292)	33.475	(62.234)	43.501	—	—
Embedded derivatives:
Derivatives designated as hedge
Stategic nickel	27.327	55.353	—	82.680	—	—	—
Cash flow hedge	—	(22.592)	(48.312)	(22.592)	(54.715)	—	(33.374)
Aluminum	—	11.865	22.672	11.865	46.342	—	—
	27.327	44.626	(25.640)	71.953	(8.373)	—	(33.374)
Total	(206.659)	(45.726)	(186.636)	(252.385)	(187.933)	(183.706)	(236.050)

Gains (losses) unrealized derivative	368.678	353.552	(398.699)	722.230	(799.547)	440.898	(464.672)

Effects of derivatives designated as hedge:

Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented on the following tables (unaudited):

	Period three-month
	Parent Company					Consolidated
	Currencies	Nickel	Others	Total	Non-controllling interest	Total

Fair value measurements	(5.106)	195.516	4.837	195.247	—	195.247
Reclassification to results due to realization	—	27.328	—	27.328	—	27.328
Changes on June 30, 2011	(5.106)	222.844	4.837	222.575	—	222.575

Fair value measurements	23.838	(69.798)	1.249	(44.711)	1.200	(43.511)
Reclassification to results due to realization	—	55.353		55.353	—	55.353
Changes on March 31, 2011	23.838	(14.445)	1.249	10.642	1.200	11.842

Fair value measurements	38.873	171.396	36.269	246.538	54.927	301.465
Reclassification to results due to realization	(14.938)	—	42.276	27.338	—	27.338
Changes on June 30, 2010	23.935	171.396	78.545	273.876	54.927	328.803

	Period Six-month
	Parent Company					Consolidated
	Currencies	Nickel	Others	Total	Non-controllling interest	Total

Fair value measurements	18.732	125.718	6.086	150.536	1.200	151.736
Reclassification to results due to realization	—	82.681	—	82.681	—	82.681
Changes on June 30, 2011	18.732	208.399	6.086	233.217	1.200	234.417

Fair value measurements	101.504	75.468	15.823	192.795	63.033	255.828
Reclassification to results due to realization	(21.341)	—	65.945	44.604	—	44.604
Changes on June 30, 2010	80.163	75.468	81.768	237.399	63.033	300.432

The maturities dates of the consolidated financial instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	December 2011
Nickel	December 2012
Copper	July 2011

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of June  30 2011 was not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of June 30, 2011, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments:

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

									Realized		R$ Million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10		Index	rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	$5,542		$5,542		CDI	101.14%	5,704	5,743	306
Payable	USD	3,144	USD	3,144	USD +	3.87%	(5,044)	(5,412)	(100)
Net							660	331	206	61	228	532	(43)	36	(93)

CDI vs. floating rate swap
Receivable	$428		$428		CDI	103.50%	454	453	23
Payable	USD	250	USD	250	Libor +	0.99%	(407)	(437)	(4)
Net							47	16	19	4	22	43	37	26	(81)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

									Realized		R$ Million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10		Index	rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012	2013	2014-2016	2017-2019

Swap TJLP vs. fixed rate swap
Receivable	$2,621		$2,418		TJLP +	1.45%	2,218	2,072	66
Payable	USD	1,325	USD	1,228	USD +	2.95%	(1,908)	(1,966)	(40)
Net							310	106	26	24	57	176	184	(58)	(49)

Swap TJLP vs. floating rate swap
Receivable	$757		$739		TJLP +	0.96%	637	618	8
Payable	USD	369	USD	372	Libor +	-1.14%	(529)	(571)	(4)
Net							108	47	4	6	4	151	31	(21)	(57)

(1) (1)Due to TJLP derivatives market  liquidity constraints, some swap trades were done through CDI equivalency.

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. Vale receives fixed rates in Reais and pays fixed rates in U.S. Dollars.

									Realized		R$ Million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10		Index	rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012	2013	2014	2015	2016

BRL fixed rate vs. USD fixed rate swap
Receivable		$206		$204	Fixed	4.59%	268	157	3
Payable	USD	341	USD	121	USD +	-1.78%	(254)	(156)	1
Net							14	1	4	3	10	22	13	7	2	(40)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Foreign Exchange cash flow hedge

•                  Brazilian Real fixed rate vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
									Realized		Fair value
	Notional ($ million)						Fair value		Gain/Loss	VaR	by year
Flow	30-Jun-11		31-Dec-10		Index	Average rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Receivable	$880		$880		Fixed	8.78%	917	869	—
Payable	USD	510	USD	510	USD +	0.00%	(787)	(833)	—
Net							130	36	—	9	130

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in US$

The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/US$ exchange rate.

Protection program for the Euro denominated floating rate debt

•                  Euro floating rate vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 1 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

											R$ million
									Realized		Fair value
	Notional ($ million)						Fair value		Gain/Loss	VaR	by year
Flow	30-Jun-11		31-Dec-10		Index	Average rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Receivable		€1		€2	Euribor +	0,875%	2.7	5.3	2.8
Payable	USD	1	USD	3	Libor +	1,0425%	(2.1)	(4.5)	(2.2)
Net							0.6	0.8	0.6	0.03	0.6

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR.

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

•                  EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

								Realized		R$ million
	Notional ($ million)					Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10	Index	Average rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012	2013	2014

Receivable		€500	€500	EUR	4.375%	1,242	1,267	49
Payable	USD	675	€675	USD	4.712%	(1,172)	(1,281)	(51)
Net						70	(14)	(2)	13	1	(1)	(1)	71

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Protection program for the US$ floating rate debt

•                  US$ floating rate vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$ 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10		Index	Average rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Receivable	USD	75	USD	100	Libor +	0.00%	156	167	0
Payable					USD	4.795%	(159)	(173)	(4)
Net							(3)	(6)	(4)	—	(3)

Type of contracts: OTC Contracts

Protected Item: Vale Canada’s floating rate debt.

The P&L shown in the table above is offset by the protected items’ P&L due to Libor.

Cash Allocation in US$ program

•                  US$ fixed rate vs. CDI — in order to monetize part of cash investments in Brazilian Reais with U.S. Dollar rewards in the brazilian market, Vale entered into a swap transaction to convert profitability in Brazilian Reais cash investments in CDI to a U.S. Dollar fixed rate. In these operations, Vale receives U.S. Dollars fixed rates and pays profitability linked to CDI.

										R$ Million
	Notional ($ million)				Average	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-jun-11		31-Dec-10	Index	rate	30-jun-11	31-Dec-10	30-jun-11	30-jun-11	2011

Swap USD fixed rate vs. CDI
Receivable	USD	1,100	—	USD +	3.67%	1,723	—	—
Payable		$1,775	—	CDI	101.91%	(1,796)	—	—
Net						(73)	—	—	20	(73)

Type of contracts: OTC Contracts

Protected Item: part of Brazilian Reais cash investments.

The P&L shown in the table is offset by the profitability of Brazilian Reais cash investments equivalent to the swap short position.

Foreign Exchange protection program for Coal Fixed Price Sales

In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

										R$ million
	Notional ($ million)				Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year
Fluxo	30-Jun-11	31-Dec-10		Buy/ Sell	(AUD/USD)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Forward	—	AUD	7	B	—	—	4	4	—	—

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs in Australian Dollar.

The P&L shown in the table above is offset by the protected items’ P&L due to US$/AUD exchange rate.

Foreign Exchange protection program for Vale’s bid offer for assets in the African copperbelt

In order to reduce volatility from the U.S. Dollar offer concerning the payment in South African Rands for Vale´s bid offer for assets in the African copperbelt, Vale used South African Rands forward purchase.

										R$ million
	Notional ($ million)					Fair Value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11		31-Dec-10	Buy/ Sell	Average rate	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Forwards	ZAR	4,416	0	B	6.79	3	—	—	14	3

Type of Contracts: OTC Contracts

Protected Item: bId offer for assets in the African copperbelt in South African Rands.

The P&L shown in the table is offset by the protected items´ P&L due to ZAR/US$ Exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2011 and 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

				Average			Realized			R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/ton)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012

Forward	44,998	18,750	S	25,067	117	(87)	(53)	47	65	52

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Strategic cash flow protection program’ or the ‘Nickel Sales Hedging Program’ are executed, the ‘Nickel Fixed Price Program’ is interrupted.

				Average			Realized			R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/ton)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011	2012

Nickel Futures	468	2,172	B	21,605	1.4	22	24	1	0.9	0.5

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/ton)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Nickel Futures	1,316	108	S	23,528	3	(0.3)	29	2	3

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

									R$ million
	Notional (mt)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/mt)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Forward	120,000	240,000	B	459	33	19	40	3	33

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/lbs)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Forward	699,390	386,675	S	4.24	(0.0)	(0.5)	(0.3)	0.1	(0.0)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Coal price

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2011:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements of Vale Canada Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	30-Jun-11	31-Dec-10	Buy/ Sell	(USD/ton)	30-Jun-11	31-Dec-10	30-Jun-11	30-Jun-11	2011

Nickel Forwards	1,668	1,960	S	24,749	(6)	(2)	(11)
Copper Forwards	7,142	6,389		9,145	(1)	(5)	(10)
Total					(7)	(7)	(21)	3	(7)

Derivative Positions from jointly controlled companies

Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.

Protection program

In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

									R$ million
	Notional ($ million)						Fair Value		VaR
Flow	30-Jun-11		31-Dec-10		Index	Average rate	30-Jun-11	31-Dec-10	30-Jun-11

Swap fixed rate vs. CDI
Receivable	USD	81	USD	89	USD	2.58%	128	152
Payable	$139		$170		CDI	100.00%	(150)	(186)
Net							(22)	(34)	4

Type of contracts: OTC Contracts

Protected Item: Debts indexed to US$

The P&L shown in the table above is offset by the protected items’ P&L due to BRL/US$ exchange rate.

a)              Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities

Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	23,395.00	DEC11	23,430.55	JUN12	23,358.50
JUL11	23,409.70	JAN12	23,422.53	JUN14	22,659.43
AGO11	23,421.01	FEB12	23,412.73	JUN15	22,245.69
SEP11	23,428.49	MAR12	23,401.55	JUN16	21,815.89
OCT11	23,434.27	APR12	23,385.17	JUN17	21,918.80
NOV11	23,435.11	MAY12	23,370.53	JUN18	22,250.18

Copper

Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	4.22	SEP11	4.28	DEC11	4.28
JUL11	4.28	OCT11	4.28	JAN12	4.28
AGO11	4.28	NOV11	4.28	JUN13	4.15

Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	658.50	FEB12	619.00	JUN16	591.28
JUL11	645.85	MAR12	618.00	JUN17	592.14
AGO11	634.63	APR12	617.00	JUN18	594.59
SEP11	629.75	MAY12	616.03	JUN21	608.00
OCT11	625.50	JUN12	615.13
NOV11	623.33	JUN13	610.19
DEC11	621.83	JUN14	600.55
JAN12	620.06	JUN15	593.47

2. Rates

USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
07/01/11	7.45	07/01/13	3.49	01/04/16	4.40
08/01/11	3.92	10/01/13	3.56	04/01/16	4.49
09/01/11	3.73	01/02/14	3.66	07/01/16	4.59
10/03/11	3.65	04/01/14	3.76	01/02/17	4.75
01/02/12	3.50	07/01/14	3.84	01/02/18	4.93
04/02/12	3.49	10/01/14	3.93	01/02/19	5.25
07/02/12	3.47	01/02/15	4.02	01/02/20	5.55
10/01/12	3.48	04/01/15	4.14	01/04/21	5.78
01/02/13	3.46	07/01/15	4.19	01/03/22	6.00
04/01/13	3.47	10/01/15	4.30	01/02/23	6.30

USD Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1M	0.19	USD6M	0.40	USD11M	0.68
USD2M	0.22	USD7M	0.45	USD12M	0.73
USD3M	0.25	USD8M	0.51	USD2A	0.69
USD4M	0.29	USD9M	0.56	USD3A	1.15
USD5M	0.34	USD10M	0.62	USD4A	1.65

TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
07/01/11	6.00	10/01/12	6.00	10/01/15	6.00
10/03/11	6.00	01/02/13	6.00	01/02/16	6.00
01/02/12	6.00	04/01/13	6.00	04/01/16	6.00
10/01/12	6.00	10/01/14	6.00
01/02/13	6.00	01/02/15	6.00
04/01/13	6.00	04/01/15	6.00

BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
07/01/11	12.15	01/02/13	12.69	01/02/15	12.55
08/01/11	12.21	04/01/13	12.70	04/01/15	12.56
09/01/11	12.29	07/01/13	12.70	07/01/15	12.51
10/03/11	12.36	10/01/13	12.72	10/01/15	12.52
01/02/12	12.47	01/02/14	12.64	01/04/16	12.47
04/02/12	12.57	04/01/14	12.63	04/01/16	12.44
07/02/12	12.65	07/01/14	12.60	07/01/16	12.44
10/01/12	12.69	10/01/14	12.57	10/03/16	12.41

EUR Interest Rate

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EUR1M	1.28	EUR6M	1.76	EUR11M	2.07
EUR2M	1.36	EUR7M	1.82	EUR12M	2.14
EUR3M	1.49	EUR8M	1.89	EUR2A	1.08
EUR4M	1.56	EUR9M	1.95	EUR3A	1.21
EUR5M	1.65	EUR10M	2.01	EUR4A	1.32

ZAR Interest Rate

Maturity	USD/ZAR	Maturity	USD/ZAR	Maturity	USD/ZAR
ZAR1M	5.50	ZAR6M	5.80	ZAR11M	5.92
ZAR2M	5.56	ZAR7M	5.84	ZAR12M	5.93
ZAR3M	5.57	ZAR8M	5.87	ZAR2A	6.50
ZAR4M	5.69	ZAR9M	5.89	ZAR3A	7.00
ZAR5M	5.76	ZAR10M	5.91	ZAR4A	7.33

Currencies - Ending rates

CAD/USD	1.0370	USD/BRL	1.5611	EUR/USD	1.4511
USD/ZAR	6.7667

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of June 30, 2011 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  MtM: the mark to market value of the instruments as at June 30th , 2011;

•                  Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                  Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Program	Instrument	Risk	Fair Value		Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	660		(1,261)	1,261	(2,522)	2,522
		USD interest rate inside Brazil variation			(74)	71	(151)	138
		Brazilian interest rate fluctuation			(2)	2	(4)	3
		USD Libor variation			(6)	5	(11)	11
	CDI vs. USD floating rate swap	USD/BRL fluctuation	47		(102)	102	(203)	203
		Brazilian interest rate fluctuation			(1)	1	(2)	2
		USD Libor variation			(0.1)	0.1	(0.3)	0.2
	Protected Items - Debt indexed to CDI	USD/BRL fluctuation	n.a.		—	—	—	—
Cash Allocation in USD Program	USD fixed rate vs. CDI	USD/BRL fluctuation	(73		(431)	431	(862)	862
		USD interest rate inside Brazil variation		)	(2)	2	(5)	5
		Brazilian interest rate fluctuation			0	0	0	0
	Cash Allocation indexed to USD	USD/BRL fluctuation	n.a.		—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	310		(492)	492	(984)	984
		USD interest rate inside Brazil variation			(29)	27	(59)	53
		Brazilian interest rate fluctuation			(134)	152	(183)	222
		TJLP interest rate fluctuation			(76)	24	(153)	48
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	108		(132)	132	(265)	265
		USD interest rate inside Brazil variation			(9)	8	(18)	16
		Brazilian interest rate fluctuation			(56)	66	(56)	70
		TJLP interest rate fluctuation			(35)	32	(71)	63
		USD Libor variation			(15)	15	(31)	31
	Protected Items - Debts indexed to TJLP	USD/BRL fluctuation	n.a.		—	—	—	—
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	14		(64)	64	(127)	127
		USD interest rate inside Brazil variation			(2)	2	(4)	4
		Brazilian interest rate fluctuation			(23)	27	(16)	19
	Protected Items - Debts indexed to BRL	USD/BRL fluctuation	n.a.		—	—	—	—
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation	130		(197)	197	(393)	393
		USD interest rate inside Brazil variation			(2)	2	(5)	5
		Brazilian interest rate fluctuation			(8)	9	(16)	18
	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.		197	(197)	393	(393)
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	USD/BRL fluctuation	0.6		(0.2)	0.2	(0.3)	0.3
		EUR/USD fluctuation			(1)	1	(1)	1
		EUR Libor variation			(0.01)	0.01	(0.01)	0.01
		USD Libor variation			(0.00)	0.00	(0.00)	0.00
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.		1	(1)	1	(1)
Protection program for the Euro denominated fixed rate debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	70		(18)	18	(35)	35
		EUR/USD fluctuation			(311)	311	(621)	621
		EUR Libor variation			(9)	10	(19)	19
		USD Libor variation			(8)	8	(16)	16
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.		311	(311)	621	(621)
Protection Program for the USD floating rate debt	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(3)		(1)	1	(1)	1
		USD Libor variation			(0)	0	(0)	0
	Protected Items - USD Floating rate debt	USD Libor variation	n.a.		0	(0)	0	(0)
Foreign Exchange protection program for Vale´s bid offer for assets in the African copperbelt	Buy of ZAR future/forward contracts	USD/ZAR fluctuation	3		(1)	1	(1)	1
		ZAR/USD fluctuation			(252)	257	(506)	512
		ZAR Swap Rate variation			(0)	0	(1)	1
		USD Libor variation			0	0	0	0
	Protected Items - Vale´s bid offer for assets in ZAR	ZAR/USD fluctuation	n.a.		252	(257)	506	(512)

Sensitivity analysis - Commodity Derivative Positions						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation	117	(409)	409	(819)	819
		Libor USD fluctuation		(2)	2	(3)	3
		USD/BRL fluctuation		(29)	29	(59)	59
	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	409	(409)	819	(819)
Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	1	(4)	4	(9)	9
		Libor USD fluctuation		(0.0)	0.0	(0.0)	0.0
		USD/BRL fluctuation		0	0	(1)	1
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	4	(4)	9	(9)
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	3	(12)	12	(24)	24
		Libor USD fluctuation		0.0	0.0	0.0	0.0
		USD/BRL fluctuation		(0.7)	0.7	(1.3)	1.3
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	12	(12)	24	(24)
Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	33	(30)	30	(59)	59
		Libor USD fluctuation		0.0	0.0	0.0	0.0
		USD/BRL fluctuation		(8)	8	(16)	16
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	30	(30)	59	(59)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	(0.0)	(1)	1	(2)	2
		Libor USD fluctuation		0.0	0.0	(0.0)	0.0
		BRL/USD fluctuation		0.0	0.0	0.0	0.0
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	2	(2)

Sensitivity analysis - Embedded Derivative Positions						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(6)	(27)	27	(55)	55
		BRL/USD fluctuation		(2)	2	(3)	3
Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(1)	(10)	10	(19)	19
		BRL/USD fluctuation		(0)	0	(1)	1

Sensitivity Analysis on Derivatives from jointly controlled companies

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(22)	(77)	77	(154)	154
		USD interest rate inside Brazil variation		(1.2)	1.2	(2.4)	2.4
		Brazilian interest rate fluctuation		0.00	0.00	0.00	0.00
	Protected Item - Debt indexed to USD	USD/BRL fluctuation	n.a.	77	(77)	154	(154)

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/US$ and US$/BRL.

					Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(5,996)	5,996	(11,992)	11,992
Funding	Debt denominated in EUR	EUR/USD fluctuation	(0.7)	0.7	(1.4)	1.4
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(2,009)	2,009	(4,018)	4,018

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30 , 2011.

Vale’s Counterparty	Moody’s*	S&P*

Banco Santander	Aa3	AA
Itau Unibanco*	A2	BBB
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A+
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB-
Banco Votorantim*	A3	BB+
Credit Agricole	Aa2	A+
Standard Bank	A3	A
Deutsche Bank	A3	A+
BNP Paribas	Aa3	AA
Standard Bank	—	—
Citigroup	Baa1	A
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zealand Banking	Aa3	AA
Banco Amazônia SA	—	—
Societe Generale	Aa3	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A-
Goldman Sachs	A2	A
Bank of China	A1	A-
Barclays	Baa2	A+
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	AA

* For brazilian Banks we used local long term deposit rating

** Parent company’s rating

24          Information by Business Segment and Consolidated Revenues by Geographic Area

The Company discloses information by consolidated operating business segment and revenues by consolidated geographic area in accordance with the principles and concepts as the “main manager of operations” by which financial information should be presented in the internal bases used by decision makers to performance evaluation of the segments and to decide how to allocate resources to segments.

The Executive Board, based on the available information makes analysis for strategic decision making, reviewing and directing the application of resources, considering the performance of the productive sectors, of the business and performing analysis of results by geographic segments from the perspective of marketing, market concentration, logistics operation and product placement.

Our data was analyzed by product and segment as follows:

Bulk Material - includes the extraction of iron ore and pellet production and transport systems of North and Southeast, including railroads, ports and terminals, and related mining operations. The manganese ore and ferroalloys are also included in this segment.

Basic metals — comprises the production of non-ferrous minerals, including nickel (co-products and byproducts), copper and aluminum through investments in joint ventures and affiliated companies.

Fertilizers — comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.

Logistic services — includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

Others - comprises our investments in joint ventures and associate in other businesses.

Information presented to senior management with the performance of each segment is generally derived from accounting records maintained in accordance with accounting principles generally accepted in Brazil, with some minor reallocations between segments.

Results by segment - before eliminations (segment)

	Consolidated (unaudited)
	Period three-month
	June 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Eliminination and reclassification	Consolidated
RESULTS
Net revenue	34.156.263	4.571.779	1.479.956	1.067.041	523.974	(16.735.762)	25.063.251
Cost and expenses	(20.377.061)	(3.608.951)	(1.168.926)	(937.854)	(988.105)	16.735.762	(10.345.135)
Deprecitation, depletion and amortization	(657.078)	(559.021)	(205.933)	(121.514)	(9.582)	—	(1.553.128)
	13.122.124	403.807	105.097	7.673	(473.713)	—	13.164.988

Financial results	1.262.616	(334.198)	45.080	(41.544)	(7.043)	—	924.911
Equity results from associates	24.147	(667)	—	(3.328)	61.024	—	81.176
Income tax and social contribution	(3.502.440)	(352.102)	(88.392)	(30.140)	(17.950)	—	(3.991.024)

Income from continuing operations	10.906.447	(283.160)	61.785	(67.339)	(437.682)	—	10.180.051

Net income of the period	10.906.447	(283.160)	61.785	(67.339)	(437.682)	—	10.180.051

Income attributable to non-controlling interests	(3.281)	(53.228)	(10.984)	—	(27.815)	—	(95.308)

Income attributable to the company’s stockholders	10.909.728	(229.932)	72.769	(67.339)	(409.867)	—	10.275.359

Sales classified by geographic area:

America, except United States	1.058.207	413.205	12.166	—	—	(448.508)	1.035.070
United States of America	9.061	637.143	1.542	—	340.994	(3.014)	985.726
Europa	7.323.553	2.020.014	101.214	—	14.281	(4.409.237)	5.049.825
Middle East/Africa/Oceania	1.371.396	89.478	—	—	899	(571.585)	890.188
Japan	4.202.634	488.913	—	—	6.517	(1.773.975)	2.924.089
China	14.316.302	519.654	—	—	—	(6.823.655)	8.012.301
Asia, except Japan and China	2.836.264	399.781	21.888	369	—	(1.148.027)	2.110.275
Brazil	3.038.846	3.591	1.343.146	1.066.672	161.283	(1.557.761)	4.055.777
Net revenue	34.156.263	4.571.779	1.479.956	1.067.041	523.974	(16.735.762)	25.063.251

Assets in June 30, 2011
Fixed assets and intangibles	63.755.662	57.022.875	17.802.313	9.018.623	5.531.327	—	153.130.800
Investments	533.795	5.785.420	36.499	220.580	3.196.394	—	9.772.688

	Consolidated (unaudited)
	Period three-month
	March 31, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Eliminination and reclassification	Consolidated
RESULTS
Net revenue	28.689.624	5.208.298	1.384.577	821.503	570.700	(13.689.419)	22.985.283

Cost and expenses	(17.487.533)	(3.289.455)	(1.176.320)	(714.343)	(981.924)	13.689.419	(9.960.156)
Realized gain on assets available for sale	—	2.492.175	—	—	—	—	2.492.175
Deprecitation, depletion and amortization	(692.556)	(598.521)	(203.749)	(88.707)	(15.505)	—	(1.599.038)
	10.509.535	3.812.497	4.508	18.453	(426.729)	—	13.918.264

Financial results	118.275	(381.952)	105.746	(46.298)	(63.654)	—	(267.883)
Equity results from associates	30.020	3.028	—	—	(15.374)	—	17.674
Income tax and social contribution	(1.732.007)	(709.159)	9.526	(30.624)	(4.904)	—	(2.467.168)

Income from continuing operations	8.925.823	2.724.414	119.780	(58.469)	(510.661)	—	11.200.887

Net income of the period	8.925.823	2.724.414	119.780	(58.469)	(510.661)	—	11.200.887

Income attributable to non-controlling interests	(3.395)	(25.879)	(20.435)	—	(40.387)	—	(90.096)

Income attributable to the company’s stockholders	8.929.218	2.750.293	140.215	(58.469)	(470.274)	—	11.290.983

Sales classified by geographic area:

America, except United States	899.637	915.689	31.054	5.612	—	(520.583)	1.331.409
United States of America	72.255	806.692	—	—	280.986	(77.784)	1.082.149
Europa	6.223.613	1.143.676	55.043	1.738	11.718	(2.921.133)	4.514.655
Middle East/Africa/Oceania	1.539.000	27.894	—	—	—	(694.445)	872.449
Japan	3.264.996	629.223	—	—	—	(1.361.006)	2.533.213
China	11.666.367	552.139	—	—	63.879	(5.321.523)	6.960.862
Asia, except Japan and China	2.385.318	789.023	22.797	—	—	(1.109.936)	2.087.202
Brazil	2.638.438	343.962	1.275.683	814.153	214.117	(1.683.009)	3.603.344
Net revenue	28.689.624	5.208.298	1.384.577	821.503	570.700	(13.689.419)	22.985.283

Assets in March 30, 2011
Fixed assets and intangibles	59.350.707	57.695.644	18.140.849	7.608.368	7.948.017	—	150.743.585
Investments	530.903	6.015.307	37.062	223.908	3.156.051	—	9.963.231

	Consolidated (unaudited)
	Period three-month
	June 30, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Eliminination and reclassification	Consolidated
RESULTS
Net revenue	24.517.420	4.319.801	377.895	1.082.400	545.970	(12.373.371)	18.470.115

Cost and expenses	(15.280.889)	(3.466.745)	(364.793)	(820.630)	(546.696)	12.373.371	(8.106.382)
Deprecitation, depletion and amortization	(624.126)	(607.765)	(30.350)	(86.002)	(7.618)	—	(1.355.861)
	8.612.405	245.291	(17.248)	175.768	(8.344)	—	9.007.872

Financial results	(571.426)	(425.146)	2.225	(17.261)	(4.189)	—	(1.015.797)
Equity results from associates	(1.010)	108	—	1.125	36.731	—	36.954
Income tax and social contribution	(1.316.541)	132.348	8.805	(22.199)	(100.755)	—	(1.298.342)

Income from continuing operations	6.723.428	(47.399)	(6.218)	137.433	(76.557)	—	6.730.687
Results on discontinued operations	—	(11.870)	—	—	—	—	(11.870)

Net income of the period	6.723.428	(59.269)	(6.218)	137.433	(76.557)	—	6.718.817

Income attributable to non-controlling interests	586	(81.485)	—	—	(3.135)	—	(84.034)

Income attributable to the company’s stockholders	6.724.014	(140.754)	(6.218)	137.433	(79.692)	—	6.634.783

Sales classified by geographic area:

America, except United States	695.907	525.451	—	—	19.778	(486.277)	754.859
United States of America	34.379	387.124	—	—	251.305	(31.195)	641.613
Europa	6.483.256	1.436.232	—	—	15.988	(3.497.906)	4.437.570
Middle East/Africa/Oceania	1.335.743	99.286	—	—	—	(416.985)	1.018.044
Japan	2.291.862	578.718	—	—	—	(927.539)	1.943.041
China	9.669.407	310.289	—	—	—	(4.811.364)	5.168.332
Asia, except Japan and China	1.902.922	650.470	—	—	—	(745.027)	1.808.365
Brazil	2.103.944	332.231	377.895	1.082.400	258.899	(1.457.078)	2.698.291
Net revenue	24.517.420	4.319.801	377.895	1.082.400	545.970	(12.373.371)	18.470.115

Assets in June 30, 2010
Fixed assets and intangibles	54.895.439	58.037.141	17.039.243	5.219.955	4.711.319	—	139.903.097
Investments	443.162	39.896	34.789	217.732	3.412.062	—	4.147.641

	Consolidated (unaudited)
	Period Six-month
	June 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Eliminination and reclassification	Consolidated
RESULTS
Net revenue	62.845.887	9.780.077	2.864.533	1.888.544	1.094.674	(30.425.181)	48.048.534
Cost and expenses	(37.864.594)	(6.898.406)	(2.345.246)	(1.652.197)	(1.970.029)	30.425.181	(20.305.291)
Realized gain on assets available for sale	—	2.492.175	—	—	—	—	2.492.175
Deprecitation, depletion and amortization	(1.349.634)	(1.157.542)	(409.682)	(210.221)	(25.087)	—	(3.152.166)
	23.631.659	4.216.304	109.605	26.126	(900.442)	—	27.083.252

Financial results	1.380.891	(716.150)	150.826	(87.842)	(70.697)	—	657.028
Equity results from associates	54.167	2.361	—	(3.328)	45.650	—	98.850
Income tax and social contribution	(5.234.447)	(1.061.261)	(78.866)	(60.764)	(22.854)	—	(6.458.192)

Income from continuing operations	19.832.270	2.441.254	181.565	(125.808)	(948.343)	—	21.380.938

Net income of the period	19.832.270	2.441.254	181.565	(125.808)	(948.343)	—	21.380.938

Income attributable to non-controlling interests	(6.676)	(79.107)	(31.419)	—	(68.202)	—	(185.404)

Income attributable to the company’s stockholders	19.838.946	2.520.361	212.984	(125.808)	(880.141)	—	21.566.342

Sales classified by geographic area:

America, except United States	1.957.844	1.328.894	43.220	5.612	—	(969.091)	2.366.479
United States of America	81.316	1.443.835	1.542	—	621.980	(80.798)	2.067.875
Europa	13.547.166	3.163.690	156.257	1.738	25.999	(7.330.370)	9.564.480
Middle East/Africa/Oceania	2.910.396	117.372	—	—	899	(1.266.030)	1.762.637
Japan	7.467.630	1.118.136	—	—	6.517	(3.134.981)	5.457.302
China	25.982.669	1.071.793	—	—	63.879	(12.145.178)	14.973.163
Asia, except Japan and China	5.221.582	1.188.804	44.685	369	—	(2.257.963)	4.197.477
Brazil	5.677.284	347.553	2.618.829	1.880.825	375.400	(3.240.770)	7.659.121
Net revenue	62.845.887	9.780.077	2.864.533	1.888.544	1.094.674	(30.425.181)	48.048.534

Assets in June 30, 2011
Fixed assets and intangibles	63.755.662	57.022.875	17.802.313	9.018.623	5.531.327	—	153.130.800
Investments	533.795	5.785.420	36.499	220.580	3.196.394	—	9.772.688

	Consolidated (unaudited)
	Period Six-month
	June 30, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Eliminination and reclassification	Consolidated
RESULTS
Net revenue	38.925.943	8.268.759	495.707	1.958.693	859.793	(19.455.458)	31.053.437

Cost and expenses	(24.838.293)	(6.978.896)	(456.280)	(1.551.352)	(935.486)	19.455.458	(15.304.849)
Realized gain on assets available for sale
Deprecitation, depletion and amortization	(1.282.426)	(1.213.961)	(43.066)	(163.625)	(13.088)	—	(2.716.166)
	12.805.224	75.902	(3.639)	243.716	(88.781)	—	13.032.422

Financial results	(1.482.121)	(835.734)	2.225	(30.706)	(6.161)	—	(2.352.497)
Equity results from associates	(13.186)	700	—	(331)	56.985	—	44.168
Income tax and social contribution	(1.068.684)	264.105	8.805	(31.490)	(117.631)	—	(944.895)

Income from continuing operations	10.241.233	(495.027)	7.391	181.189	(155.588)	—	9.779.198
Results on discontinued operations	—	(236.318)	—	—	—	—	(236.318)

Net income of the period	10.241.233	(731.345)	7.391	181.189	(155.588)	—	9.542.880

Income attributable to non-controlling interests	2.424	26.324	—	—	5	—	28.753

Income attributable to the company’s stockholders	10.238.809	(757.669)	7.391	181.189	(155.593)	—	9.514.127

Sales classified by geographic area:

America, except United States	1.095.186	1.099.693	—	20.504	25.298	(750.369)	1.490.312
United States of America	52.181	601.185	—	—	445.000	(70.885)	1.027.481
Europa	10.137.763	2.640.869	—	—	16.163	(5.820.507)	6.974.288
Middle East/Africa/Oceania	1.959.388	210.795	—	—	—	(648.332)	1.521.851
Japan	4.490.800	1.085.847	—	—	—	(2.107.514)	3.469.133
China	14.640.982	673.839	—	—	—	(6.187.127)	9.127.694
Asia, except Japan and China	2.804.994	1.216.110	—	—	—	(1.165.659)	2.855.445
Brazil	3.744.649	740.421	495.707	1.938.189	373.332	(2.705.065)	4.587.233
Net revenue	38.925.943	8.268.759	495.707	1.958.693	859.793	(19.455.458)	31.053.437

Assets in June 30, 2010
Fixed assets and intangibles	54.895.439	58.037.141	17.039.243	5.219.955	4.711.319	—	139.903.097
Investments	443.162	39.896	34.789	217.732	3.412.062	—	4.147.641

25          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net and Financial Results

The costs of goods sold and services rendered are as follows (unaudited):

	Consolidated					Parent Company
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cost of goods sold and services rendered
Personnel	1.259.432	1.211.131	870.018	2.470.563	1.693.398	1.125.029	929.223
Material	1.832.590	1.868.084	1.478.440	3.700.674	2.814.181	1.608.421	1.503.177
Fuel oil and gas	866.930	981.365	912.043	1.848.295	1.685.640	946.931	746.502
Outsourcing services	1.660.116	1.478.048	1.078.859	3.138.164	2.012.133	1.958.254	1.692.368
Energy	369.290	501.988	533.267	871.278	973.905	383.157	496.221
Aquisiction of products	695.207	557.382	441.099	1.252.589	854.260	1.095.493	521.459
Depreciation and depletion	1.406.860	1.441.240	1.146.176	2.848.100	2.300.064	808.991	837.614
Others	1.306.415	1.474.533	1.272.472	2.780.948	2.033.993	1.782.470	1.255.623
Total	9.396.840	9.513.771	7.732.374	18.910.611	14.367.574	9.708.746	7.982.187

The expenses are demonstrated in the tables as follows (unaudited):

	Consolidated					Parent Company
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Selling and Administrative expenses
Personnel	(276.654)	(249.930)	(186.437)	(526.584)	(366.120)	(327.206)	(340.989)
Services (consulting, infrastructure and others)	(140.899)	(132.554)	(124.930)	(273.453)	(224.951)	(168.823)	(207.066)
Advertising and publicity	(33.238)	(30.570)	(33.730)	(63.808)	(64.869)	(57.784)	(79.229)
Depreciation	(84.454)	(95.916)	(97.246)	(180.370)	(201.014)	(128.994)	(229.849)
Travel expenses	(16.141)	(15.683)	(12.500)	(31.824)	(16.364)	(17.667)	(10.601)
Taxes and rents	(23.626)	(12.238)	(20.144)	(35.864)	(43.203)	(10.787)	(12.737)
Rouanet law	(4.018)	(843)	—	(4.861)	—	(4.861)	—
Others	(77.912)	(110.297)	(65.507)	(188.212)	(102.602)	(68.041)	(60.066)
Sales	(87.226)	(108.023)	(123.359)	(195.246)	(210.217)	(18.764)	(14.205)
Total	(744.168)	(756.054)	(663.853)	(1.500.222)	(1.229.340)	(802.927)	(954.742)

	Consolidated (unaudited)					Parent Company (unaudited)
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Others operational expenses (incomes), net
Provision for loss with taxes credits (ICMS)	(10.437)	(18.386)	(70.237)	(28.823)	(112.059)	(5.280)	(93.018)
Provision for variable remuneration	(153.754)	(159.177)	(110.491)	(312.931)	(202.267)	(264.911)	(156.739)
Vale do Rio Doce Foundation - FVRD	(80.485)	(45.458)	—	(125.943)	(577)	(124.975)	(577)
Waived mining rights – PTI	—	—	—	—	(376.003)	—	—
Provision for losses on materials/inventory	—	(57.202)	—	(57.202)	(169.213)	(22.000)	(169.213)
Pre operational, plant stoppages and idle capacity	(549.842)	(219.228)	(358.166)	(769.070)	(499.070)	(106.281)	(46.069)
Others	(377.011)	(216.381)	(168.193)	(593.392)	(299.637)	(118.047)	41.690
Research and development	(585.726)	(573.537)	(358.929)	(1.159.263)	(672.571)	(619.904)	(503.807)
Total	(1.757.255)	(1.289.369)	(1.066.016)	(3.046.624)	(2.331.397)	(1.261.398)	(927.733)

	Consolidated					Parent Company (Unaudited)
	Period three-month			Period Six-month		Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Financial expenses
Interest	(538.546)	(581.112)	(538.551)	(1.119.658)	(959.453)	(1.158.940)	(1.056.895)
Labor, tax and civil contingencies	1.087	(10.016)	(95.739)	(8.929)	(166.421)	4.795	(137.643)
Derivatives	(100.537)	(67.942)	(546.582)	(168.479)	(950.475)	(73.124)	(329.107)
Monetary and exchange rate changes	(330.789)	(81.095)	(232.991)	(411.884)	(743.379)	(158.870)	(1.243.203)
Stockholders’ debentures	32.367	(119.917)	52.431	(87.550)	(109.235)	(87.550)	(109.235)
IOF	(3.974)	(1.736)	(100.644)	(5.710)	(104.144)	(2.846)	(52.615)
Others	(345.774)	(287.134)	(300.275)	(632.908)	(501.323)	(220.491)	(370.720)
	(1.286.166)	(1.148.952)	(1.762.351)	(2.435.118)	(3.534.430)	(1.697.026)	(3.299.418)
Financial income
Related parties	—	4.202	809	4.202	809	14.284	12.276
Short-term investments	316.411	253.979	83.277	570.390	154.640	424.842	57.095
Derivatives	675.874	467.220	334.519	1.143.094	338.861	697.728	100.485
Monetary and exchange rate changes	1.178.082	133.005	298.942	1.311.087	631.170	1.024.634	194.464
Others	40.710	22.663	29.007	63.373	56.453	14.159	457.876
	2.211.077	881.069	746.554	3.092.146	1.181.933	2.175.647	822.196

Financial results, net	924.911	(267.883)	(1.015.797)	657.028	(2.352.497)	478.621	(2.477.222)

26          Commitments

Nickel Project – New Caledonia

In connection with the Girardin Act tax advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors  associated with the Girardin Act lease financing certain payments due from VNC. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2010. Both y mutual agreements with both the French government and the tax investors have agreed to extend this date has been extended to December 31, 2011.

Sumic Nickel Netherlands B.V. (Sumic), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC. This option may be exercised if the defined cost of the initial nickel cobalt development project, exceed US$ 4,2 billion (equivalent to R$ 6,7 billion in June 30, 2011) and an agreement in not reached.   In February 15, 2010, we added formally to our agreement with Sumic to increase the limit to approximately US$ 4,6 billion (equivalent to R$ 7,3 billion in June 30, 2011).  On May 27, 2010 the threshold was reached and in October 22, 2010, an agreement has been reached with Sumic extending the put option to 2012.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of R$ 764,939 that are associated with items such as environment reclamation, asset retirement obligation commitments, electricity commitments, and community service commitments.

27          Related Parties

In the normal course of operations, Vale contract rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions with interest rate of 94% of CDI.

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	June 30, 2011 (unaudited)		December 31. 2010
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	5.314	—	1.026	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	230	210	304	210
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	121.655	134	215.566	134
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	338	—	338	—
Korea Nickel Corporation	—	—	19.656	—
Minas da Serra Geral S.A.	1	—	—	—
Mineração Rio do Norte S.A.	—	47	—	—
MRS Logistica S.A.	8.476	360	1.370	360
Samarco Mineração S.A.	36.125	6.325	44.182	6.343
Other	143.483	180.915	188.176	91.151
Total	315.622	187.991	470.618	98.198

Recorded as :
Current	315.622	163.273	470.618	90.166
Non-Current	—	24.718	—	8.032
	315.622	187.991	470.618	98.198

	Consolidated
	Liabilities
	June 30, 2011 (unaudited)		Decemebr 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	32.169	—	25.395	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	44.063	—	4.641	1.068
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	118.630	27	245.447	32
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.227	—	8.013	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	70.019	10.388	8.662	9.519
Log-in S.A.	2.689	—	8.068	—
Minas da Serra Geral S.A.	—	—	24.534	—
Mineração Rio do Norte S.A.	6.820	—	8.073	—
Mitsui & CO, LTD	83.108	—	101.038	—
Other	100.593	22.757	118.064	16.994
Total	509.318	33.172	551.935	27.613

Recorded as :
Current	509.318	14.120	551.935	24.251
Non-current	—	19.052	—	3.362
	509.318	33.172	551.935	27.613

	Parent Company
	Assets
	June 30, 2011 (unaudited)		Decemebr 31, 2010
	Custormers	Related parties	Custormers	Related parties
Baovale Mineração S.A.	10.628	3.323	2.053	3.323
Companhia Portuária Baía de Sepetiba - CPBS	2.227	38.760	804	6.029
CVRD OVERSEAS Ltd.	—	—	1.244.415	144
Ferrovia Centro - Atlântica S.A.	113.049	22.728	49.738	44.232
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	456	27.460	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	246.048	272	438.329	273
Minerações Brasileiras Reunidas S.A. - MBR	5.567	412.963	4.212	676.768
MRS Logistica S.A.	14.492	26.033	941	20.894
Salobo Metais S.A.	11.466	5.167	6.678	5.167
Samarco Mineração S.A.	72.250	12.650	88.364	12.685
Vale International S.A.	16.979.570	1.641.820	15.614.231	1.552.782
Vale Manganês S.A.	68.352	200.716	32.495	182.054
Other	202.931	674.944	275.598	555.160
Total	17.727.036	3.066.836	17.757.858	3.059.511

Recorded as:
Current	17.727.036	2.560.969	17.757.858	1.123.183
Non-current	—	505.867	—	1.936.328
	17.727.036	3.066.836	17.757.858	3.059.511

	Parent Company
	Liabilities
	June 30, 2011 (Unaudited)		Decemebr 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A	64.338	—	50.790	—
Companhia Portuária Baía de Sepetiba - CPBS	30.562	209	27.512	213
CVRD OVERSEAS Ltd.	—	—	3	217.150
Ferrovia Centro - Atlântica S.A.	16.109	52	18.564	59
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	88.127	—	9.281	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	241.559	56	499.791	65
Minerações Brasileiras Reunidas S.A. - MBR	176.983	101	31.778	270.775
MRS Logistica S.A.	21.873	—	25.121	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	142.896	21.201	17.678	21.201
Vale International S.A.	13.136	29.147.683	3.972	32.412.197
Mitsui & CO, LTD	83.108	—	101.038	—
Others	269.568	5.144	213.854	1.323
Total	1.148.259	29.174.446	999.382	32.922.983

Recorded as:
Current	1.148.259	3.953.362	999.382	5.325.746
Non-current	—	25.221.084	—	27.597.237
	1.148.259	29.174.446	999.382	32.922.983

	Consolidated (unaudited)
	Income
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	14.745	—	14.745	—
ALUNORTE - Alumina do Norte do Brasil S.A.	2.223	1.178	—	3.401	—
Baovale Mineração S.A.	865	852	2.436	1.717	3.988
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	139.066	152.053	59.914	291.119	125.131
Log-in S.A.	1.850	1.642	2.507	3.492	7.475
Mineração Rio do Norte S.A.	—	22	17	22	17
MRS Logistica S.A.	3.919	3.638	5.098	7.557	7.852
Samarco Mineração S.A.	96.049	113.442	93.243	209.491	152.561
Outras	166.397	8.547	147	174.944	147
Total	410.369	296.119	163.362	706.488	297.171

	Consolidated (unaudited)
	Cost/Expense
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	1.560	—	1.560	—
Baovale Mineração S.A.	4.873	4.873	4.523	9.746	9.046
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	18.522	23.542	7.439	42.064	18.070
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	171.156	178.437	60.080	349.593	164.225
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	34.024	28.957	3.502	62.981	8.755
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	37.570	30.341	10.985	67.911	20.198
Mineração Rio do Norte S.A.	—	17.552	40.225	17.552	74.469
Mitsui e Co Ltd	7.338	97.357	—	104.695	14.357
MRS Logistica S.A.	212.442	138.767	157.427	351.209	276.763
Outras	2.682	6.232	17.404	8.914	25.120
Total	488.607	527.618	301.585	1.016.225	611.003

	Consolidated (unaudited)
	Financial
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	—	4.668	—	4.668	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	45	—	73
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(1.814)	(656)	(1.814)	733
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	86	—	76
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	83	—	110
Log-in S.A.	—	—	(21)	—	(63)
Mineração Rio do Norte S.A.	—	—	(44)	—	(145)
MRS Logistica S.A.	—	—	(9.232)	—	(12.933)
Samarco Mineração S.A.	—	—	49	—	49
Outras	(14.027)	(31.541)	11.355	(45.568)	12.526
Total	(14.027)	(28.687)	1.665	(42.714)	426

	Consolidated (unaudited)
	Income
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	31.019	—	31.019	46.273
ALUNORTE - Alumina do Norte do Brasil S.A.	—	402	14.311	402	102.117
Baovale Mineração S.A.	1.730	1.704	1.951	3.434	5.370
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	6.382	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	275.343	302.375	47.089	577.718	125.469
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	3.566	—	—
CVRD Overseas Ltd.	—	—	1.127.255	—	1.751.192
Ferrovia Centro - Atlântica S.A.	48.320	48.330	29.355	96.650	70.578
Ferrovia Norte Sul S.A.	403	5.347	—	5.750	—
Vale Canada Limited	—	5.620	—	5.620	—
Mitsui e Co Ltd	—	—	14.357	—	—
MRS Logistica S.A.	5.402	5.044	3.956	10.446	7.857
Samarco Mineração S.A.	186.618	223.333	67.849	409.951	186.485
Vale Energia S.A.	—	—	435	—	435
Vale International S.A.	14.111.193	11.370.205	3.771.722	25.481.398	8.190.287
Vale Manganês S.A.	22.936	22.386	2.565	45.322	27.709
Outras	11.184	190	627	11.374	5.389
Total	14.663.129	12.015.955	5.091.420	26.679.084	10.519.161

	Consolidated (unaudited)
	Cost/Expense
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	163	—	57.775	163	39.151
ALUNORTE - Alumina do Norte do Brasil S.A.	1.278	26.939	—	28.217	9.047
Baovale Mineração S.A.	9.745	9.745	1	19.490	14.879
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	37.044	47.084	—	84.128	122.338
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	348.515	363.341	—	711.856	7.133
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	69.296	58.975	—	128.271	22.420
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	76.674	61.921	3.619	138.595	78.196
Companhia Portuária Baia de Sepetiba - CPBS	70.324	84.526	17.116	154.850	—
Ferro Gusa Carajas	—	—	—	—	18.537
Ferrovia Centro - Atlântica S.A.	18.999	12.528	218	31.527	—
Vale Canada Limited	1.388	—	—	1.388	—
Mitsui e Co Ltd	7.338	97.357	—	104.695	265.704
MRS Logistica S.A.	361.085	235.713	61.711	596.798	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	—	—	—	117.513
Vale Energia S.A.	26.862	36.120	34.432	62.982	—
Vale Overseas	—	—	—	—	5.379
Outras	79.887	84.824	1	164.711	700.297
Total	1.108.598	1.119.073	174.873	2.227.671	1.400.594

	Parent Company (unaudited)
	Financial
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

ALUNORTE - Alumina do Norte do Brasil S.A.	—	4.668	(1.510)	4.668	(317)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	36	—	92
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(3.694)	(1.246)	(3.694)	1.573
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	194	—	174
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	113	—	169
Companhia Portuária Baia de Sepetiba - CPBS	—	3	(111)	3	(111)
CVRD Overseas Ltd.	—	—	10.401	—	3.181
Ferrovia Centro - Atlântica S.A.	(12.118)	(292)	(4.991)	(12.410)	(1.399)
Vale Canada Limited	(4.341)	—	—	(4.341)	—
MRS Logistica S.A.	—	—	(9.650)	—	(9.650)
Samarco Mineração S.A.	—	—	123	—	110
Vale Energia S.A.	—	—	(6)	—	(1)
Vale International S.A.	(203.985)	(374.606)	87.660	(578.591)	(782.917)
Vale Manganês S.A.	—	—	(32)	—	(2)
Vale Overseas	25.109	—	—	25.109	—
Outras	6.961	(8.358)	(4.163)	(1.397)	637
Total	(188.374)	(382.279)	76.818	(570.653)	(788.461)

Additionally, Vale retains with its Stockholders, Banco Nacional de Desenvolvimento Social and the BNDES Participacoes S. A., in the amount of R$ 3,795,637 and R$ 1,252,503, respectively,  as at  March 31, 2011,  relating to operations of interest-bearing loans at market interest rates, whose maturity is September 2029. The operations generated interest expense in the amount of R$ 68,422. And financial transactions with Bradesco in the amount of R$ 2,821,858 as at March 31, 2011, generated in income interest expenses in the amount of R$ 52,140.

Remuneration of key management personnel:

	Period three-month			Period Six-month
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Short-term benefits:	62.476	38.679	72.795	101.155	116.139
- Wages or pro-labor	9.195	4.852	8.155	14.047	12.118
- Direct and indirect benefits	28.577	9.123	12.822	37.700	24.310
- Bonus	24.704	24.704	51.818	49.408	79.711

Long-term benefits:	17.678	11.186	—	28.864	23.575
- Based on stock	17.678	11.186	—	28.864	23.575

Termination of position	61.051	570	758	61.621	1.137

	141.205	50.435	73.553	191.640	140.851

28     Correlation of explanatory notes of interim financial statements as of June 30, 2011 with the financial statements as of December 31, 2010

June 2011		December 2010

note		note

1	Operational Context	1

2	Summary of the Main Accounting Practices and Accounting Estimates	2

3	Critical Accounting Estimates and Assumptions	3

4	Amendments and Interpretations to Existing International Standards that are not yet in Force	4

5	Risk Management	6

6	Acquisitions and Disposals	7

7	Cash and Cash Equivalents	8

8	Short-term Investments	9

9	Accounts Receivables	11

10	Inventories	12

11	Assets and Liabilities Held for Sale	13

12	Recoverable Tax	14

13	Investments	15

14	Intangible Assets	16

15	Property, Plant and Equipment	17

16	Loans and Financing	19

17	Provision	20

18	Income Tax and Social Contribution	21

19	Employee Benefits Obligations	22

20	Classification of Financial Instruments	23

21	Fair Value Estimation	24

22	Stockholders’ Equity	25

23	Derivatives	26

24	Information by Business Segment and Consolidated Revenues by Geographic Area	27

25	Costs of Goods Sold and Services Rendered and Expenses by Nature	28/29

26	Commitments	30

27	Related Parties	31

28	Subsequent events	N/D

N/D — Not disclosed

The note 10 — Financial Assets Available for Sales and note 8 -  Impairment, of the Financial Statements as of December 2010 are not being disclosed because there is no relevant changes in the period. Regarding note 5 — First-time Adoption of the Consolidated Financial Statements in Accordance with IFRS and Individual Financial Statements in Accordance with CPC, of the same financial statements, was applicable only for the first adoption.

29     Subsequent events

In July 11, 2011, we announced that it has agreed to request by Metorex Limited (Metorex) to terminate the agreement in relation to previously announced offer to acquire the controlling of this copper and cobalt producer.

30          Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Paulo Soares de Souza
Renato da Cruz Gomes
Robson Rocha	Alternate
Nelson Henrique Barbosa Filho	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Eduardo de Oliveira Rodrigues	Executive Officers
Estáquio Wagner Guimarães Gomes
Deli Soares Pereira	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	Chief Executive Officer
João Moisés de Oliveira
Luiz Carlos de Freitas	Vania Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer for Human Resources and Corporate Services
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Eduardo de Salles Bartolomeo
Sandro Kohler Marcondes	Executive Officer for Integrated Bulk Operations

Advisory Committees of the Board of Directors	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects
Controlling Committee
Luiz Carlos de Freitas	Guilherme Perboyre Cavalcanti
Paulo Ricardo Ultra Soares	Chief Financial Officer and Investor Relations
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Officer for Marketing, Sales and Strategy
João Moisés de Oliveira
José Ricardo Sasseron	Mario Alves Barbosa Neto
Oscar Augusto de Camargo Filho	Executive Officer for Fertilizers

Strategic Committee	Tito Botelho Martins
Murilo Pinto de Oliveira Ferreira	Executive Officer for Base Metals Operations
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcus Vinicius Dias Severini
Oscar Augusto de Camargo Filho	Chief Officer of Accounting and Control Department
Ricardo José da Costa Flores
Vera Lucia de Almeida Pereira Elias
Finance Committee	Chief Accountant
Guilherme Perboyre Cavalcanti	CRC-RJ - 043059/O-8
Eduardo de Oliveira Rodrigues Filho
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: 28 July, 2011		Roberto Castello Branco
Director of Investor Relations